ANNUAL INFORMATION FORM

YEAR ENDED JUNE 30, 2011

September 22, 2011

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	i
BASIS OF PRESENTATION	i
FORWARD-LOOKING STATEMENTS	i
GLOSSARY OF TERMS AND PROPER NAMES	iv
CORPORATE STRUCTURE	7
GENERAL DEVELOPMENT OF THE BUSINESS	8
RISK FACTORS	29
DIRECTORS AND SENIOR MANAGEMENT	41
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	49
AUDIT FEES	56
INDEPENDENCE OF EXPERTS	57
LEGAL PROCEEDINGS	57
TRANSFER AGENT AND REGISTRAR	57
MATERIAL CONTRACTS	57
ADDITIONAL INFORMATION	58

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in, and form part of, this Annual Information Form (“AIF”):

•
the audited consolidated balance sheets as at June 30, 2010 and June 30, 2011 and the audited consolidated statements of earnings and retained earnings and changes in financial position for each of the years in the three year period ended June 30, 2011 (collectively, the “Financial Statements”); and

•	management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2011 (the “MD&A”).

All of the documents referred to above have been filed on SEDAR (System for Electronic Document Analysis and Retrieval) and are available to the public at www.sedar.com. Further information may also be found on the Company’s website at www.ymbiosciences.com.

BASIS OF PRESENTATION

Except where the context otherwise requires, all references in this AIF to the “Company”, “YM”, “we”, “us”, “our” or similar words or phrases are to YM Biosciences Inc. and its subsidiaries, taken together.  In this AIF, references to “US$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at June 30, 2011.

FORWARD-LOOKING STATEMENTS

This AIF, including any documents incorporated by reference, contains “forward-looking statements” within the meaning of the United States federal securities laws.  The words “may”, “believe”, “will”, “anticipate”, “expect”, “estimate”, “project”, “future” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements.  The forward-looking statements in this AIF, including any documents incorporated by reference, include, among others, statements with respect to:

•	our expected expenditure and accumulated deficit levels;

•	our intentions with respect to acquiring or investing in production facilities;

•	production quantities;

•	our ability to obtain sufficient supplies of our products;

•	our ability to identify licensable products or research suitable for licensing and commercialization;

•	the locations of our clinical trials;

•	our intention to license products from multiple jurisdictions;

•	our ability to obtain necessary funding on favourable terms or at all;

•	our potential sources of funding;

•	our business strategy;

•	our drug development plans;

•	our ability to obtain licenses on commercially reasonable terms;

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•	the effect of third party patents on our commercial activities;

•	our intentions with respect to developing manufacturing, marketing or distribution programs;

•	our expectations with respect to the views toward our products held by potential partners;

•	our plans for generating revenue;

•	our plans for increasing expenditures for the development of certain products;

•	our strategy for protecting our intellectual property;

•	the success of trial results, the timing for the receipt thereof, and the efficacy of our products;

•	the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and

•	our plans for future clinical trials and for seeking clinical clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing;

•	general economic, business and market conditions;

•	our ability to successfully and timely complete clinical studies;

•	product development delays and other uncertainties related to new product development;

•	our ability to attract and retain business partners and key personnel;

•	the risk of our inability to profitably commercialize our products;

•	the risk that our product trials will not yield positive results or that we will not support regulatory market approvals for our products;

•	the extent of any future losses;

•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;

•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;

•	dependence on third parties for successful commercialization of our products;

•	inability to obtain development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	uncertainty related to intellectual property liability rights and liability claims asserted against us;

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•	the uncertainty of recovery of advances to subsidiaries;

•	the impact of competitive products and pricing;

•	future levels of government funding; and

•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this AIF. See “Risks Factors”.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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GLOSSARY OF TERMS AND PROPER NAMES

This glossary contains general terms used in the discussion of the biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Adjuvant: Substance added to a vaccine to enhance its immunogenicity (i.e. its ability to stimulate an immune response). May also mean “at the time of surgery” as in “treatment with another agent of its type at, or close to, the time of surgery”.

Amgen: Amgen Incorporated

ASCO: The American Society of Clinical Oncology

ASH: The American Society of Hematology

AstraZeneca: AstraZeneca PLC

Board: board of directors of YM

BMS: Bristol Myers Squibb

Cancer Vaccine: Vaccines or candidate vaccines designed to treat cancer. Active immunotherapy

CIM: Cuba’s Centro de Immunologia Molecular

CIMAB: CIMAB S.A., a Cuban company responsible for commercializing products developed at CIM

CIMYM and CIMYM BioSciences: CIMYM BioSciences Inc., an 80% owned joint venture subsidiary of YM

CIMYM (Barbados): CIMYM Inc., a predecessor company to CIMYM BioSciences, incorporated under the laws of Barbados

CNS: Central Nervous System

Clinical Trial Application (“CTA”): previously known as an Investigational New Drug application which must be filed and accepted by the regulatory agency, Health Canada, before each phase of human clinical trials may begin

Cytopia means Cytopia Limited, acquired by YM effective January 29, 2010

Cytotoxic: Having capacity to kill cells

Daiichi: Daiichi Pharmaceutical Co. Ltd. or Daiichi Sankyo Co., Ltd.

EGFR: A protein known as Epidermal Growth Factor Receptor

EMA (formerly EMEA): The European Medicines Agency - the European health regulatory authority

Eximias: Eximias Pharmaceutical Corporation

FAK: Focal Adhesion Kinase – a kinase target in cancer drug development

FDA: U.S. Food and Drug Administration

FMS: Feline McDonough Strain – a kinase target in cancer in other disease conditions

Genentech: Genentech Incorporated

Genmab: Genmab A/S

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Glioma: A form of brain cancer involving the malignant transformation of a glial cell

GMP: good manufacturing practices, i.e. guidelines established by the governments of various countries, including Canada and the U.S., to be used as a standard in accordance with the World Health Organization’s Certification Scheme on the quality of pharmaceutical products

HER-1: Tumors expressing/producing the EGF receptor

Humanized: The process whereby an antibody derived from murine cells is altered to resemble a human antibody

ImClone: ImClone Systems Incorporated

Incyte: Incyte Corporation

IND: Investigational New Drug application which must be filed and accepted by the FDA before each phase of human clinical trials may begin

Irinotecan: An approved chemotherapeutic agent

In vivo: In the living body or organism. A test performed on a living organism

JAK: Janus Kinase – therapeutic targets for drugs known as JAK1, 2 or 3 inhibitors, specific kinases on the kinome

K: thousand

Ligand: Used herein to describe a protein or peptide that binds to a particular receptor

M: million

M&A: mergers and acquisitions

Merck: Merck KGaA

Metastatic: A term used to describe a cancer where tumor cells have migrated from the primary tumor to a secondary site (e.g. from prostate to bone)

MD&A: Management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2011

Myelofibrosis: A debilitating and potentially fatal disorder that causes anemia, enlargement of the spleen (splenomegaly), cachexia and constitutional symptoms such as bone pain, night sweats, itching and fatigue.

MTD: Maximum tolerated dose

Monoclonal antibody (“mAb”): Antibodies of exceptional purity and specificity derived from hybridoma cells

Neoplastic: New and abnormal growth of tissue (neoplasm), which may be benign or cancerous

Novartis: Novartis International AG and subsidiaries

NSCLC: Non-small-cell lung cancer

OFAC: Office of Foreign Assets Control of the U.S. Department of the Treasury

Oncoscience: Oncoscience AG of Germany

Orphan Drug: A drug aimed at treating a condition with an incidence of less than 200,000 per year in the U.S. (often given a seven year market exclusivity by the FDA)

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OSI: OSI Pharmaceuticals, Inc.

Overall Survival: For patients who have died, overall survival is calculated in months from the day of randomization to date of death. Otherwise, survival is censored at the last day the patient is known alive

PR: Partial Response, the shrinkage of a tumor measured by decrease by at least 30% as measured by a decrease in the sums of the longest diameter according to RECIST criteria

Passive Immunotherapy: Immunologically active material transferred into the patient as a passive recipient. Monoclonal antibodies are considered Passive Immunotherapy since antibodies are generated outside the body and given to the patient

Qualified Person(s) or QP: A technical term used in European Union pharmaceutical regulation (Directive 2001/83/EC for Medicinal products for human use); the regulations specify that no batch of medicinal product can be released for sale or supply prior to certification by a QP that the batch is in accordance with the relevant requirements (EudraLex, Volume 4, Chapter 1). The QP is typically a licensed pharmacist, biologist or chemist (or a person with another permitted academic qualification) who has several years of experience working in pharmaceutical manufacturing operations and has passed examinations attesting to his or her knowledge.

RECIST: Response Evaluation Criteria in Solid Tumors, a U.S. standard

Roche: F.Hoffmann-LaRoche Ltd.

TGFα: Transforming growth factor alpha

Tyrosine kinase: An enzyme that catalyzes the phosphorylation of tyrosine residues in proteins with nucleotides as phosphate donors

U.S.: United States of America

VDA: Vascular Disrupting Agent – a molecule that impedes or reverses the formulation of capillaries that provide blood flow to tumours

YM Australia: YM BioSciences Australia Pty Ltd (formerly, Cytopia Research Pty Ltd), an indirect wholly-owned subsidiary of YM

YM USA: YM BioSciences USA Inc., a wholly-owned subsidiary of YM

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CORPORATE STRUCTURE

YM BioSciences Inc. was incorporated under the laws of the Province of Ontario on August 17, 1994 under the name “York Medical Inc.”. On February 7, 2001 we changed our name to “YM BioSciences Inc.” and on December 11, 2001 were continued into the Province of Nova Scotia under the Companies Act (Nova Scotia).

Our head office and principal place of business is 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4; telephone (905) 629-9761. Our registered head office is 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia, B3J 2X2; telephone: (902) 420-3200.

We currently have the following material subsidiaries:

(1)	Subject to current negotiations, ownership may become 70% mitigated by additional revenues to YM from a manufacturing royalty

On June 30, 2006 CIMYM Inc., an Ontario corporation, was amalgamated under the laws of Ontario, Canada with CIMYM Inc., a Barbados corporation, to form CIMYM BioSciences Inc (CIMYM). CIMYM is 80% directly owned by the Company and 20% owned by CIMAB.

YM BioSciences USA Inc. (YM USA) was incorporated on November 23, 2005 under the laws of Delaware. YM US Operations Inc. was incorporated on April 10, 2006 under the laws of Delaware. On May 9, 2006 YM US Operations Inc. was merged with Eximias.  On March 6, 2008 YM US Operations Inc. was merged into YM USA.  YM USA is 100% directly owned by the Company.

On January 29, 2010 we acquired Cytopia Research Pty Ltd, an Australian company, through the acquisition of all of the issued and outstanding ordinary shares of Cytopia, an Australian company listed on the Australian Stock Exchange. YM issued to the Cytopia shareholders common shares of YM in consideration for their shares of Cytopia. On March 9, 2010, Cytopia Research Pty Ltd changed its name to “YM BioSciences Australia Pty Ltd.”. YM Australia is 100% indirectly owned by the Company.

We also have a wholly-owned subsidiary incorporated under the laws of Anguilla to facilitate the restructuring of our intellectual property ownership in order to generate tax efficiency.

GENERAL DEVELOPMENT OF THE BUSINESS

Business Overview

YM BioSciences Inc. is a drug development company advancing three clinical-stage hematology and cancer-related products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA). We use our expertise to manage and perform, within our means, what we believe are value-enhancing activities in the development process of a drug, which include, but are not limited to, the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights, interaction with drug regulatory authorities internationally, and the securing of partners to assist in the development and commercialization processes. We do not have research laboratories of our own, and have acquired or in-licensed our current products and do not directly engage in early-stage research, avoiding the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for drug development.  We both conduct and out-source clinical trials and we out-source the manufacture of clinical materials to third parties.

We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing rights to specific products in certain market regions. We intend to continue to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

We have three product candidates currently in clinical stages of development:

•
CYT387 is an oral small molecule inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. We are currently evaluating CYT387 in a Phase I/II trial for the treatment of patients with myelofibrosis, a chronic debilitating disease in which a patient’s bone marrow is replaced by scar tissue, often rendering the patient anemic and suffering from significant symptoms. The trial was initiated at Mayo Clinic in November 2009 and subsequently has been expanded to include centers in the U.S., Canada and Australia. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 and the European Commission has granted Orphan Medicinal Product Designation to CYT387, both for the treatment of myelofibrosis. YM BioSciences retains full global commercialization rights to CYT387.

•
Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, for Western and Eastern Europe, North America, and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries. Certain of CIMYM’s rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd in Japan, Oncoscience AG in Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries and certain African countries. These partners are currently evaluating the drug in several Phase II and III trials. Nimotuzumab reportedly has been approved in 27 countries that are outside of the major market territories for which CIMYM has a license. More than 15,500 patients have been reportedly treated with the drug to date in 35 countries.

•
CYT997, a small molecule microtubule polymerisation inhibitor, is being developed for the treatment of solid and other tumours in cancer patients. As well as being cytotoxic, it also acts as a vascular disrupting agent and is able to be administered orally as well as intravenously to patients, potentially allowing greater flexibility in dosing and patient convenience. We recently completed a Phase I/II trial of CYT997 given intravenously in combination with platinum chemotherapy in glioma patients and we will review the results to guide advancement of the oral formulation of the drug.

In addition, we own approximately 4,000 pre-clinical molecules resulting from the merger of Cytopia into YM and from YM sponsored research. The molecules are at different stages of development:

•
YM is currently evaluating a number of JAK inhibitor candidates in preclinical testing, with the goal of identifying a candidate suitable for clinical testing as a therapeutic for the treatment of chronic inflammatory diseases, such as rheumatoid arthritis.

•
Prior to the merger of Cytopia into YM, Cytopia entered into a global joint research and licensing collaboration in 2006 with Novartis for the discovery of JAK3 inhibitors. In 2008, Cytopia entered into an early stage collaboration with Cancer Therapeutics CRC Pty Ltd to discover FAK inhibitors for the treatment of cancer. Cancer Therapeutics CRC had the responsibility to conduct lead optimization studies with the goal of identifying FAK inhibitors that meets pre-agreed upon criteria. YM has the option to buy-back rights to the FAK inhibitors should the compounds pass internal review. In 2011, YM entered into an early stage collaboration and license with SYN│thesis Medchem Pty Ltd. to identify inhibitors of the FMS kinase for the treatment of particular tumor types including metastatic cancers. As with the Cancer Therapeutics CRC arrangement, YM has a buy-back right should the identified compounds pass internal review.

We have three additional licenses to products that are not in clinical development and are not subject to expenditure: tesmilifene, for which all development activities were terminated in 2007.

We also own AeroLEF®, a proprietary formulation of both free and lipsome-encapsulated fentanyl administered by pulmonary inhalation, which was being developed for the treatment of severe and moderate acute pain including cancer pain.  On August 4, 2010, we announced the discontinuation of further expenditures on AeroLEF-related activities.

We continue to evaluate opportunities to expand and diversify our development portfolio through licensing, acquisition or M&A activity. There are no proposed undisclosed material transactions that have progressed to a state where the Company believes that the likelihood of the Company completing such a transaction is high.

A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets are found in our MD&A and in the notes to our Financial Statements incorporated herein by reference.

Business Strategy

We are principally focused on the development of products for the treatment of hematological and cancer or cancer-related conditions. Our strategy is to in-license rights to promising products or acquire such products, optimize them as required, and further develop those products by conducting and managing clinical research trials and progressing the products toward regulatory approval. We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing rights to specific products in certain market regions. We intend to continue to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

The main elements of our business strategy are described below:

Identification of Product Candidates: We directly perform scientific evaluation and market assessment of biopharmaceutical products and research developed by scientific/academic institutions and other biopharmaceutical companies. As part of this process, we evaluate the related scientific research and pre-clinical and clinical research, if any, and the intellectual property rights for such products and research, with a view to determining the therapeutic and commercial potential of the applicable product candidates.

In-Licensing or Acquisition: Upon identifying a promising biopharmaceutical product, we seek to negotiate the acquisition of the product or the company owning the product or license the rights for the product from the holder of those rights, the developer or researcher. The terms of such licenses vary, but generally our goal is to secure licenses that permit us to engage in further development, clinical trials, intellectual property protection (on behalf of the licensor or otherwise) and further licensing of manufacturing and marketing rights to any resulting products. This process of securing license rights to products is commonly known as “in-licensing”.

Further Development: Upon in-licensing or acquiring a product, our strategy is to apply our skills and expertise to progress the products toward regulatory approval and commercial production and sale in major markets. These activities include implementing intellectual property protection and registration strategies, performing, or having performed for us, pre-clinical research and testing, product optimization, formulating or reformulating drug products, manufacturing and scale-up of manufacturing, making regulatory submissions, performing or managing clinical trials in target jurisdictions and undertaking or managing the collection, collation and interpretation of clinical and field data and the submission of such data to the relevant regulatory authorities in compliance with applicable protocols and standards.

Out-Licensing and Commercialization: We generally plan to further license manufacturing and marketing rights to our licensed products to other pharmaceutical firms. This is commonly known as “out-licensing”. Under our business model, licensees would be expected, to the extent necessary, to participate wholly or partially in the remaining clinical and ancillary development required to obtain final regulatory approval for the product. The sharing of development expenses between the licensee and licensor is commonly known as “co-development”.  We expect that out-licensing/co-development would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees in addition to royalties on any sales of the product. Management believes this model is consistent with current biotechnology and pharmaceutical industry licensing practices. In addition, although out-licensing is a primary strategy of ours, we may retain certain co-development or marketing rights to particular products, indications or territories. To date, we have out-licensed the development and marketing rights to nimotuzumab in Europe, South Korea, Japan and several jurisdictions in South East Asia and Africa to four separate companies. We have also licensed certain rights to early stage drug discovery preclinical programs to three organizations and have retained rights of first refusal to in-license back these programs upon the accomplishment of pre-specified milestones. See “Business Overview - Licensing Arrangements - Out-Licensing”.

We actively search for new product opportunities using the expertise and relationships of our management, board and advisors, and through the monitoring of the academic and biotechnology environments in hematology, oncology and certain other therapeutic areas. Our staff analyze and evaluate opportunities on a regular basis. We intend to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

Cancer and the Cancer Therapeutic Market

According to the International Agency for Research on Cancer (IARC), cancer remains the leading cause of death in developed countries and second worldwide. There were approximately 12 million new cancer cases and seven million cancer deaths worldwide in 2008, with 20-26 million new cases and 13-17 million deaths projected for 2030 (World Cancer Report 2008).

Globally, according to the World Health Organization, the cancers which cause the most deaths are lung (1.4 million), stomach (866,000), liver (653,000), colon (677,000) and breast (548,000). According to the American Cancer Society, it is estimated that 1.59 million new cancer cases will be diagnosed in the U.S. in 2011 and 571,950 will die from the disease, while in Canada, according to the Canadian Cancer Society, there will be an estimated 177,800 new cases of cancer and 75,000 deaths from cancer in 2011. Cancer is the second leading cause of disease-related death in North America behind cardiovascular disease, which it is predicted to surpass in the next few years. The principal reasons for this projection appear to be the aging population, environmental issues related to industrial development and improvements in the treatment of cardiovascular disease. North America, Europe and Japan are currently the principal markets for cancer therapies because of the established healthcare and payer systems.

Surgery, radiation and chemotherapy remain the principal effective treatments for cancer.  Chemotherapy is defined broadly as the use of medicine or drugs to treat cancer.  Chemotherapy include treatment with both classical cytotoxic drugs such as cisplatin and paclitaxel, as well as the new generation of targeted therapy drugs such as erlotinib and sorafenib, which are designed to target and interfere with specific proteins, enzymes or processes involved in cancer growth and proliferation.  Targeted therapy represents the new generation of cancer therapy that utilizes drugs to more precisely identify and attack cancer cells, while usually causing less damage to normal healthy cells than chemotherapy.  Targeted therapy is a growing part of many cancer treatment regimens and is the dominant focus of current cancer research and drug development worldwide.

According to “Evaluate Pharma and Defined Health’s July 2011 Insight Briefing”, the current oncology pharmaceutical market is estimated to be approximately US$75-80 billion. Unlike other therapeutic areas such as cardiovascular, CNS or respiratory diseases where revenue from drug sales are forecasted to decline or remain flat over the next five years, sales of oncology drugs are forecasted to surpass US$100 billion in the next five years.  Much of the current drug sales in oncology are from targeted therapy agents.  In 2010, seven targeted therapy agents contributed 81% of the US$33.8 billion of sales from the top 10 oncology drugs.  Approval of new oncology indications for existing targeted therapy and approval of new targeted therapy agents are forecast to drive growth in the oncology market over the next five years.  In 2016, nine targeted therapy agents are predicted to contribute 93% of the estimated US$42.7 billion of sales from the top 10 oncology drugs.

Cancer is often grouped into two categories: solid tumour (cancer of an organ) and haematological malignancies (cancer of the blood).  Solid tumour has traditionally dominated the oncology market with >90% of new cancer diagnosis in the U.S. being solid tumour.   However, in recent years, agents for the treatment of haematological disorder and malignancies have played an increasing role in the oncology market.  Recently approved drugs for treating haematological disorder and malignancies were priced at two times the price per treatment for solid tumour agents approved during the same period.  For oncology drugs launched in recent years, the average annual treatment costs for haematological malignancies was US$61,000 versus US$21,000 for solid tumours.  Of the top 10 blockbuster drugs in oncology, five are approved for the treatment of haematological disorders and malignancies.  There are significant market opportunities in haematological malignancies as well as in solid tumours.

Product Portfolio

CYT387

Overview

CYT387 is a dual inhibitor of the kinases JAK1 and JAK2 in clinical development initially for the treatment of myeloproliferative neoplasms and prospectively other diseases where inhibition of JAK1 and JAK2 activity may have therapeutic benefit, such as various cancers.  See “General Development of the Business – Intellectual Property” for a list of our CYT patent claims.

Product type	Small molecule pyrimidine kinase inhibitor

Initial Indication	Treatment of myeloproliferative neoplasms

Development Status	International (PCT) patent application filed March 2008. Patent application is in regional/national phase in various jurisdictions. Maximum patent term ends March 2028 (subject to possible extension).

Project Status	Dosing in Phase I/II clinical studies commenced in November 2009; Interim data reported at ASH 2010 and ASCO 2011. Enrolment of 166 patients was completed in September 2011.

Preclinical data

CYT387 is a small molecule based on a pyrimidine scaffold that belongs to the class of drugs known as kinase inhibitors. These drugs inhibit the action of enzymes called kinases, which are known to be over-active in certain diseases.  CYT387 selectively inhibits the kinases JAK1 and JAK2, two kinases which are excessively active in a number of diseases including certain cancers and myeloproliferative neoplasms (or myeloproliferative disorders) such as polycythemia vera (PV), essential thrombocythemia (ET) and myelofibrosis (MF).  The selectivity and potency profile of CYT387 is a potential advantage over other JAK inhibitors currently in development.

In preclinical studies CYT387 has been shown to possess a favourable selectivity and potency profile in a range of in-vitro screens using both isolated enzyme and cell-based assay systems.  In particular, using cells isolated from patients with myeloproliferative neoplasms, CYT387 was shown to block the action of the hyperactive JAK2 mutant enzyme present in patients with this disease, leading to a decrease in cells possessing the disease-driving mutation.

In an in-vivo model of myeloproliferative disorders, CYT387 was shown to effect significant disease reversal as observed by a reduction in spleen size and a decrease in red-blood cell production, both returning to normal levels.  Furthermore, the compound caused a return of blood cell production to the bone marrow as well as leading to a decrease in systemic inflammation, as measured by the decrease of certain markers (cytokines) in the circulation.  In preclinical cancer studies, CYT387 has been shown to decrease the proliferation of certain cancer cells and to block the action of signalling molecules known to drive cancer cell growth.

Clinical Development

CYT387 has undergone preclinical safety studies in preparation for clinical studies in patients.  A preclinical data package has been reviewed by the FDA, which permitted commencement of a clinical study in patients with myelofibrosis.

A Phase I/II study was initiated in November 2009 at Mayo Clinic, Rochester MN, USA, with Dr. Ayalew Tefferi, a recognized key opinion leader in myeloproliferative neoplasms, as study chair. The Phase I/II open-label, non-randomized, dose-escalation study is being conducted in three phases: a Dose Escalation Phase (n=21) to determine the safety and tolerability of CYT387, and to identify a maximum tolerated dose for CYT387; a Dose Confirmation Phase (n=39) which enrolled a cohort expansion at 150mg and 300mg QD, and a Dose Expansion Phase (n=106, ongoing) which recently completed enrolment at multiple study sites at doses of 150mg and 300mg QD and 150mg BID. The Core Study consists of nine 28-day treatment cycles. Patients who achieve stable disease or better and tolerate the drug well may continue to receive CYT387 beyond the initial nine cycles in an Extension Phase of the study.

ASCO 2011 Phase I/II Study Interim Results

Subject Characteristics: The results presented at ASCO 2011 were for the first 60 patients enrolled in the Dose Escalation and Dose Confirmation Phases. Fifty-five percent of the patients were red-cell transfusion-dependent. The trial also enrolled patients who had received previous therapies, including other JAK inhibitors and/or pomalidomide. The median follow-up time for the first 60 patients since study start was then 10.1 months (range 5.8-17.4; ongoing).

Interim Safety Results: CYT387 was very well tolerated in myelofibrosis patients. The majority of reported non-hematological adverse events were mild to moderate and no Grade 4 events were reported. Observed treatment-emergent non-hematological adverse effects included transient lightheadedness/dizziness, mild peripheral neuropathy and asymptomatic abnormalities in liver/pancreas-related laboratory tests. To date, 34 of 35 patients who had completed the Core Study had continued into the Extension Phase. Including the Extension Phase, 11 patients (18%) had discontinued the study, only one for drug-related reasons, for an overall retention rate of 82%.

Treatment-emergent hematological adverse events included infrequent neutropenia (Grade 3/4: n=3 (5%)) and anemia (Grade 3/4: n=1 (3%)). The minimum platelet count required for study entry was 50,000/µL. Only 6 out of 44 patients (14%) with baseline platelets >100,000/ µL reported Grade 3/4 thrombocytopenia. Overall, 16 (27%) of the first 60 patients reported Grade 3/4 thrombocytopenia.

Interim Spleen Response: All evaluable patients reported demonstrable spleen responses. Of the 52 patients evaluable for spleen response, 24 (46%) achieved a response per IWG-MRT. The median duration of spleen response was then 7.7 months (range 5.3 – 16.6, ongoing). The median time to spleen response was 0.4 months (range 0.2 – 4.7, ongoing). A loss of spleen response was seen in only one subject; 96% maintained a spleen response.

In the Dose Escalation and Dose Confirmation Phases, 32 of 52 patients (62%) achieved more than a 50% maximal decrease in spleen size from baseline to date, with 92% achieving at least a 25% decrease. In the Expansion Phase, subjects had thus far displayed a spectrum of spleen reductions similar to those observed in the Dose Escalation and Dose Confirmation Phases.

Interim Constitutional Symptoms Response: The majority of patients reporting constitutional symptoms at baseline demonstrated a Complete Resolution or Marked Improvement of their symptoms, including pruritus, night sweats and bone pain.

Interim Anemia Response: Of the 42 patients evaluable for anemia response, 21 (50%) had achieved a response per IWG-MRT. Of the 33 patients who were transfusion dependent at baseline, 19 (58%) became transfusion independent per IWG-MRT. All anemia responses persisted for a minimum of 12 weeks. Of the 19 patients who became transfusion-independent, the median duration of transfusion-free period was then 7.5 months (range 4.1-15.7, ongoing). None of the 19 patients had lost transfusion independence. Single episodes of transfusion were required by 6 patients after a median transfusion-free period of 5.9 months (range 4.1-9.5) due to infection (n=3), withholding of drug (n=1), or unexplained (n=2).

In all 60 patients, and in the anemia evaluable group, mean hemoglobin levels showed a sustained overall improvement. Representative examples of individual subject hemoglobin curves demonstrated a clear and pronounced treatment-related increase in hemoglobin, sustained over time. In the Expansion Phase, early multicenter data were consistent with previous observations, with several subjects already becoming transfusion independent.

Phase II BID Study

On the basis of promising safety and pharmacokinetic data obtained in the initial phases of our ongoing Phase I/II study, we introduced a twice-daily dosing schedule into the Dose Expansion Phase of this trial. Our initial findings from this cohort suggest that CYT387 has promising activity whether dosed once or twice daily. In order to fully explore the BID dosing regimen, YM will initiate a complementary Phase II BID in calendar Q3, 2011 enrolling approximately 60 patients to augment the data from our Phase I/II trial. The BID study will facilitate further investigation of the spleen, constitutional symptom and anemia responses observed to date. The trial is expected to initiate enrolment for the trial is expected to be initiated in calendar Q3, 2011 and is scheduled to recruit approximately 60 patients across six sites in North America.

In total, these two trials will enrol more than 230 patients and will provide the basis upon which we will design a Phase III trial anticipated to begin in mid-2012 that leverages CYT387’s unique and promising therapeutic profile to maximize its clinical utility in the treatment of myelofibrosis.

Regulatory Matters

The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis. The European Commission has also granted Orphan Medicinal Product Designation to CYT387 for the treatment of myelofibrosis. These designations are typically granted to medicines intended for the treatment of rare, life-threatening or chronically-debilitating conditions. Developers of medicines that have been designated as orphan drugs may receive fee reductions, protocol assistance, as well as periods of marketing exclusivity once authorized.

Intended Market and Commercialization Status

CYT387 is an orally-administered, selective, small molecule, ATP-competitive inhibitor of both JAK1 and JAK2.  Both receptors and the JAK-STAT pathway have been implicated in myeloproliferative disorders such as myelofibrosis, in hematological malignancies such as multiple myeloma, leukemia and lymphoma and in solid tumours such as NSCLC, head and neck cancer and hepatocellular carcinoma.

The initial development and registration strategy for CYT387 is in myelofibrosis, the most serious neoplastic condition among the myeloproliferative disorders.  Myelofibrosis is a debilitating and potentially fatal disorder that causes anemia, enlargement of the spleen (splenomegaly), cachexia and constitutional symptoms such as bone pain, night sweats, itching and fatigue.  Myelofibrosis can also transform into acute myelogenous leukemia and shorten survival.  Primary myelofibrosis presents as myelofibrosis without any other etiology, while secondary myelofibrosis (post-polycythemia vera and post-essential thrombocythemia myelofibrosis) are progressions of polycythemia vera (PV) and essential thrombocythemia (ET).  The prevalence of primary myelofibrosis in the U.S. is around 18,000 – 20,000 and secondary myelofibrosis around 13,000 – 15,000. The prevalence of primary myelofibrosis in the E.U. is around 30,000 – 32,000 and secondary myelofibrosis around 14,000 – 16,000. Treatment options to date have been limited or unsatisfactory.  Primary and secondary myelofibrosis represents an unmet medical need with significant commercial opportunity.

Beyond myeloproliferative disorders, indication and market expansion opportunities exist within hematological malignancies.  The JAK receptor has been implicated in hematological malignancies such as multiple myeloma, leukemia and lymphoma.  The anemia responses observed with CYT387 may be of benefit in treating myelodysplastic syndrome (MDS) patients with anemia.  Small molecule inhibitors of the JAK receptor have been reported to be effective anticancer agents in in vitro and in vivo preclinical models.  The combination of CYT387 with other cancer drugs represents additional opportunities for developing new therapies in various solid tumour indications.

Considerable interest has been shown by pharmaceutical companies in JAK inhibitors, particularly with their broader potential applicability for cancer and other indications. A significant arrangement reported in November 2009 was the out-licensing of ex-U.S. rights by Incyte to Novartis of a JAK1/JAK2 inhibitor for myelofibrosis and other cancers. In December 2009, Incyte reportedly licensed worldwide rights to another JAK1/2 inhibitor for inflammatory disease indications to Eli Lilly Corporation. Onyx Pharmaceuticals and Singapore based S*Bio announced an agreement to develop and commercialise the S*Bio JAK2 inhibitors and in June 2010 Sanofi-Aventis acquired TargeGen, Inc. reportedly principally for TargeGen’s JAK2 molecule.  In general, there continues to be strong interest within the pharmaceutical industry in establishing development and commercialization partnerships for novel agents.  Examples of recently established collaborations include Celgene and Acceleron partnerships to develop ACE536, a protein therapeutic for the treatment of anemia, and Array Biopharma and Genentech partnerships to develop ARRY-575, a small molecule CHK1 inhibitor for the treatment of cancer.

Competitive Position

There are currently five small molecule JAK inhibitors in active clinical development in hematology and oncology: INCB18424, CYT387, TG101348, SB1518 and AZD1480.  Clinical trials with INCB18424, CYT387, TG101348 and SB1518 have been conducted in myelofibrosis and other myeloproliferative disorders.  Clinical trials with AZD1480 have been conducted in other oncology indications.  These five inhibitors have differing selectivity against the family of four JAK receptors (JAK1, 2, 3 and TYK2) as well as other kinases.  CYT387 and INCB18424 are dual JAK1 and JAK2 inhibitors, while TG101348, SB1518 and AZD1480 are described as JAK2 inhibitors, with FLT3 activity reported for TG101348 and SB1518.  Emerging preclinical and clinical data in myeloproliferative disorder such as myelofibrosis strongly suggest that appropriate dual inhibition of JAK1 and JAK2 is necessary to obtain optimal benefit from treatment with JAK inhibitors.  Inhibition of FLT3, as observed in the selectivity profile of TG101348 and SB1518, is undesirable as it could translate into undesirable toxicity such as gastrointestinal toxicity, which has been reported in the clinical trials of these two compounds.  There are other JAK inhibitors with differing selectivity against the family of four JAK receptors currently in development for inflammatory related diseases.

Nimotuzumab

Overview

Nimotuzumab is a humanized MAb targeting the EGF receptor (EGFR). The EGFR is present in high concentrations on the surface of many cancer cells and it is postulated that the binding of ligands to this receptor is important in the continuing growth of cancer cells. Nimotuzumab appears to block this binding resulting in the potential for inhibition of cell growth or, possibly, cell destruction by the immune system. Improved tumour responses or clinical benefit have been reported when EGFR targeting agents are combined with other anti-cancer treatments. Nimotuzumab is being developed to be administered alone or in combination with other anti-cancer treatments.

Clinical Experience and Development Pathway

Nimotuzumab is reported to have been administered to approximately 15,500 cancer patients worldwide and shown to be well tolerated. The product has been cleared for use in numerous clinical trials by various regulatory agencies including the EMA, Health Canada and the FDA.

During Fiscal 2011, CIMYM made the decision to focus its involvement with nimotuzumab to supporting the development and commercialization activities of its partners, which have advanced the drug into late-stage clinical development.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, advised it had previously initiated a randomized Phase II trial with nimotuzumab in second line gastric cancer together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in South Korea.  Data from this trial was presented in January 2011 at the ASCO Gastrointestinal Cancers Symposium, and demonstrated evidence of an improvement in Progression Free Survival in a subset of patients who were EGFR-positive.  Daiichi also has advised it has launched a Phase II trial in first-line NSCLC for which recruitment has been completed, with data expected to be reported at a scientific conference in the calendar third quarter of 2011.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported updated data from a single-arm Phase III trial of nimotuzumab as first-line therapy in combination with radiotherapy for diffuse intrinsic pontine glioma (DIPG) at the annual international pediatric oncology forum, SIOP, held in Boston in October 2010.  Data from a series of 13 patients with DIPG that studied the combination of nimotuzumab plus vinorelbine and radiation was presented at ASCO 2011.  Updated safety data from a Phase III trial in adult glioma patients was presented along with preliminary efficacy analyses at ASCO 2011.  CIMYM has been advised by OSAG that final efficacy data from the adult glioma trial may be released in the second half of calendar 2011, once a biomarker correlation study has been completed.  OSAG also advises they continue to recruit patients into a Phase IIb/III trial in pancreatic cancer.

 Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, has reported receiving marketing approval for nimotuzumab in the Philippines and Indonesia.  In January 2009, the National Cancer Centre of Singapore (NCCS) announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK.  This trial is in addition to an ongoing NCCS Phase II trial in locally advanced head and neck cancer, and the initiation of a Phase II trial in cervical cancer reportedly also being conducted by IGK.

Following a management review of CIMYM’s two randomized, Phase II, double-blind trials of nimotuzumab in patients with brain metastasis from non-small cell lung cancer (NSCLC) and for the palliative treatment of NSCLC, CIMYM decided in calendar Q2 2011 to close these studies to further enrolment due to slow rates of patient accrual and the projected timelines and costs anticipated to complete these studies. A Phase II, second-line, single-arm study in children with progressive DIPG has concluded recruitment at multiple sites in the U.S., Canada, and Israel and results from the trial have been submitted for publication and are expected to be reported in the second half of calendar 2011.

Regulatory Matters

In July 2004, nimotuzumab was designated an orphan drug for glioma by EMA.

In November 2004, nimotuzumab was designated an orphan drug for glioma by the FDA in the U.S.

In September 2006, YM USA received a Special License from OFAC for the importation of nimotuzumab for a U.S. trial in pediatric pontine glioma.

In October 2007, CIMYM was advised that an application for marketing approval for nimotuzumab was submitted to EMA.

In March 2008, a Withdrawal Assessment Report on the withdrawal by the applicant of an application for marketing approval for nimotuzumab to the EMA was published by the EMA citing that the benefit/risk balance for the drug in that application was negative.

In June 2008, CIMYM was advised that nimotuzumab was designated an orphan drug for pancreatic cancer by EMA.

In August 2009, YM USA received an expected but important clearance from the U.S. Treasury Department to extend our U.S. clinical program for nimotuzumab, permitting us to conduct trials in any solid tumor indication.

Nimotuzumab has also been reported to have received marketing approval in 27 countries, none of which are in the major-market territories for which CIMYM has a license.

Marketing

Nimotuzumab is licensed by CIMYM from a Cuban source, CIMAB, and as such is likely to be prohibited from sale in the U.S. unless OFAC issues a license or the U.S. embargo against Cuba is lifted. YM USA has received a Special License from OFAC to import nimotuzumab for clinical trials. YM USA made an application to OFAC for a license to commercialize nimotuzumab in the U.S. and the proposed terms are under review by the relevant agencies of both the U.S. and Cuban governments.  YM USA will continue ongoing activities focused on securing this license.

Competitive Position

To our knowledge, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to our efforts include Amgen, Genmab, ImClone/BMS and Merck KGaA, amongst others.

We understand that AstraZeneca and Astellas (formerly OSI), in concert with Genentech and Roche have small molecules designed to target the tyrosine kinase domains of EGF receptors.

We understand that Iressa®, previously approved as third-line monotherapy in locally-advanced or metastatic NSCLC, is undergoing a revision of registration in various countries. In Europe, the EMA recently approved Iressa® for the treatment of locally advanced or metastatic NSCLC with activating mutations of EGFR across all lines of therapy. The situation in the U.S. is unclear, but in 2011, AstraZeneca withdrew its regulatory application for Iressa® in the U.S. for use in patients with the activating mutation. Since 2005, the FDA has severely restricted access to Iressa® due to failure to show survival improvements following the drug’s registration under accelerated approval.

Astellas reported that it has positive survival data in a Phase III monotherapy study in refractory lung cancer. Tarceva® monotherapy is now approved for the treatment of patients with locally advanced or metastatic NSCLC. In addition, Tarceva® in combination with gemcitabine is approved for the first-line treatment of patients with locally advanced, unresectable or metastatic pancreatic cancer. Tarceva® also recently won FDA and European Union approval as a monotherapy maintenance treatment in patients with advanced NSCLC with stable disease after platinum-based initial chemotherapy. Recently Tarceva® received approval in Europe for use in NSCLC patients with activating EGFr mutation.

Astella’s product, Tarceva®, is in co-development with Roche and Genentech and is reported to be in numerous trials in various indications, including Phase III trials in ovarian cancer, colorectal cancer, hepatocellular cancer, head and neck cancer, NSCLC (1st line and adjuvant) and metastasis of the brain. See “Competition”.

We understand that Erbitux®, developed by ImClone/BMS and Merck, is approved in the U.S., Canada, Japan, Germany, Austria, Australia, Switzerland and numerous other jurisdictions for metastatic colorectal cancer in combination with irinotecan in irinotecan-refractory patients, in locally or regionally advanced squamous cell carcinoma of the head and neck in combination with radiation therapy, and in the U.S. for secondline therapy in squamous cell carcinoma of the head and neck progressing after platinum-based therapy. Erbitux® is approved in the U.S. for advanced NSCLC but the marketing application was rejected by the EMA. In a recent study in patients with earlier stage colorectal cancer, Erbitux® failed to prevent cancer recurrence compared with chemotherapy alone. Erbitux® is being further developed in other indications, and management believes it is reasonable to expect that the drug will be registered for additional indications in the future.

We understand that Vectibix®, developed by Amgen, is approved for third line monotherapy in colorectal cancer in irinotecan-refractory patients, and in Europe for the same indication but restricted to patients with the wild-type KRAS gene.

We understand that the market for Erbitux® and Vectibix® has recently been further restricted in the U.S. in colorectal cancer to patients with the wild-type KRAS gene.

CYT997

Overview

CYT997 is a novel, anticancer agent that belongs to the class of anticancer agents known as vascular disrupting agents (VDAs) which are designed to destroy pathological blood vessels created by growing tumours.  The compound causes these blood vessels to collapse, thereby starving the tumour mass of oxygen and nutrients leading to tumor regression.

Unlike most other VDAs, CYT997 can be administered both intravenously as well as by oral capsule or tablet doses, potentially increasing its ease of use for patients and doctors.   The oral form of CYT997 should also allow innovative dosing regimes whereby CYT997 may be given at a chronic, low dose to inhibit the tumor regrowth seen post-treatment with other agents.

Cytopia completed a Phase I intravenous infusion study for CYT997 in September 2007 and a Phase I oral study in December 2008.  A single-arm intravenous Phase Ib/II study in patients with relapsed glioblastoma multiforme was recently closed to enrolment and data from the trial will be evaluated to guide further development of the oral formulation of the drug, which will involve additional preclinical testing and manufacturing development.

See “General Development of the Business – Intellectual Property” for a list of our CYT 997 patent claims.

Product type	Small molecule microtubule polymerisation inhibitor and vascular disrupting agent

Initial Indication	Treatment of solid tumours

Development Status
International (PCT) patent application filed December 2004. Patent granted in South Africa and Australia. Under examination/awaiting examination in various jurisdictions.  Maximum patent term ends December 2024 (subject to possible extension).

Project Status	A single-arm intravenous Phase Ib/II study in patients with relapsed glioblastoma multiforme was recently closed to enrolment with data anticipated from the study in calendar H2 2011

Preclinical Experience

A variety of cancer models have been used in order to evaluate the mechanism of action and vascular-disrupting activity of CYT997.

CYT997 has shown potent activity against a diverse panel of 21 different human, mouse and rat cancer cell lines including cancer cell lines with over-expressed resistance mechanisms.  CYT997 was shown to dose-dependently inhibit the polymerisation of tubulin and block cancer cell division, confirming that this molecule targeted microtubules.

The compound significantly reduced primary tumour burden in a number of engrafted cancer models in mice.  Importantly, CYT997 exerted a significant antivascular effect in tumours resulting in decreased blood flow and damage to tumour blood vessels.  Tumour death was subsequently observed.  The compound acts synergistically with other anticancer agents including 5-flurouracil and cisplatin.

CYT997 entered a formal clinical-trial enabling toxicology programme in 2004.  These studies indicated that the drug is generally well tolerated with anticancer activity evident at doses below a maximum tolerated dose.

Clinical Program

(a)	Phase I intravenous infusion study

Dosing in this study concluded in September 2007.

The primary objectives of this study were to investigate the safety and tolerability of CYT997 when administered as a 24 hour infusion every three weeks to advanced cancer patients with a diverse range of solid tumors.  Secondary objectives included the determination of CYT997 pharmacokinetics; the determination of dose-limiting toxicities (DLTs) and the recommended dose for future studies.

In total, 31 patients with diverse advanced solid tumours were treated in this study.  A total of 98 cycles of CYT997 were administered over 12 dose levels (7 - 358 mg/m2).

Approximately 80% of patients achieved stable disease of six or more weeks' duration as a best response.  However, there were no complete or partial responses in tumour size for the 22 evaluable study participants.  Seven patients completed six cycles (approximately 4.5 months) of CYT997 therapy and two patients continued to receive CYT997 after leaving the clinical study.  These patients experienced disease stabilisation for a period in excess of five months.

CYT997 dihydrochloride doses up to 202 mg/m2 were generally well tolerated. Dose-limiting toxicities observed at higher doses included two Grade 3 QTc prolongation events in two patients and a Grade 4 dyspnoea in one other patient.  All toxicities were reversible.

Magnetic resonance imaging (MRI) of patient tumours was conducted in 11 patients.  Seven of these subjects experienced significant alterations in tumour blood perfusion suggestive of an antivascular effect by CYT997.  Other markers of antivascular activity were also significantly altered in some patients.

CYT997 pharmacokinetic parameters were dose-linear across the thirty-fold dosing range.

Data from this study therefore suggests that CYT997 disrupted tumour vasculature and showed preliminary evidence of anti-tumour activity at doses that were well tolerated by patients. The recommended dose for further clinical evaluation was 202mg/m2.

(b)	Phase I oral capsule study

Dosing in this study concluded in December 2008.

The primary objectives of the study were to establish the dose-limiting toxicities (DLTs) and maximum tolerated dose (MTD) of CYT997 given as an oral capsule dose.  Secondary objectives included the determination of CYT997 pharmacokinetics; the determination of dose-limiting toxicities (DLTs) and the recommended dose for future studies.

In total, 21 patients were treated with a total of 56 cycles of CYT997 over 8 dose levels (15 - 164 mg/m2).   No objective responses by RECIST criteria were observed however extended disease stabilisation of greater than six weeks was noted in 12 patients.  Dose-limiting toxicities of a Grade 4 pulmonary sepsis resulting in patient death in one patient and two Grade 3/4 asthenic (fatigue) events in two other patients were observed.

Significant alterations in tumour blood perfusion were observed by DCE-MRI in most of the nine evaluable patients assessed by this method.  Further pharmacodynamic analysis is currently ongoing.

Similar to the case with IV administration, pharmacokinetic analysis demonstrated that exposure to CYT997 increased in approximate proportion to the oral dose. The findings of this clinical trial suggest that CYT997 exerts an antivascular effect when administered orally.  Data from this study will be used to guide future clinical development of the oral form of the compound.

(c)	Phase Ib/II single-arm study in relapsed glioblastoma multiforme

The primary objectives of the study are to assess the safety and tolerability of escalating doses of CYT997 when given in combination with standard carboplatin therapy (Phase Ib component) and estimate the progression-free survival at 6 months (PFS-6) utilising the dose of CYT997 identified in the Phase Ib component of this study (Phase II component). Preliminary data from YM’s current Phase I/II trial of CYT997 given IV in combination with platinum chemotherapy in glioma patients are expected in calendar H1 2012.  Enrolment into this study was closed in Q1 2011.

(d)	Phase II single-arm study in relapsed multiple myeloma

The primary objective of this study was to determine the overall response rate to CYT997 therapy using World Health Organisation (WHO) criteria. Secondary objectives include estimation of the time-to-progression, number of cycles of CYT997 required to achieve maximal response, overall survival and safety and tolerability. Enrolment into this study was ended in September, 2008 as a strategic decision, with five patients having been enrolled.

Potential market

Vascular disrupting agents are a new class of anti-cancer drugs that show potential in treating a variety of solid tumour cancer.  Solid tumour requires blood vessel or vasculature to deliver oxygen and nutrients to enable it to survive, grow and spread.  The growth of new vessel to the tumour is known as angiogenesis.  A number of angiogenesis inhibitors have been approved for the treatment of several types of solid tumour cancers.  Tumour-vascular disrupting agents represent another approach at attacking the cancer via its vasculature or blood vessels.  Unlike angiogenic agents, which prevent blood vessel formation, vascular disrupting agents shut down the tumour’s established network of blood vessels.  Total suppression of blood flow in the tumour causes ischemia in tumour tissue and necrosis at the tumour’s core.  Complementary treatment with chemotherapy or radiation to target the viable rim of malignant cells remaining at the periphery of the tumour improves the likelihood of a successful treatment.

A number of vascular disrupting agents have been evaluated in various clinical trials.  In contrast to other vascular disrupting agents, CYT997 may be administered orally.  Previous vascular disrupting agents were administered intravenously at high doses and in a non-continuous dosing schedule.  Such infrequent dosing schedules result in rapid tumour revascularization while high doses may cause spikes in circulating pro-angiogenic endothelial precursors cells that also may restore tumour vasculature.  Oral administration of an agent such as CYT997 may allow for more frequent and convenient dosing schedules as a single agent or in combination with other chemotherapy or radiation therapy.  Oral administration of CYT997 at low, minimally toxic doses at frequent intervals may have safety and efficacy advantages compared to previous agents by allowing for a more continuous disruption of the tumour vasculature.  Other potential advantages of an orally administered vascular targeting agent include improved patient convenience and combination with other orally administered anticancer drugs,   CYT997 has the potential for treating a variety of solid tumour both as a single agent and in combination with chemotherapy or radiation therapy.

Manufacturing

Overview

Manufacturing of CYT387 and CYT997 occurs at the contract manufacturing organization (CMO) Aptuit Laurus, located in the province of Andhra Pradesh, India.

The R&D Centre is located in ICICI Knowledge Park, Hyderabad on nine acres.  The R&D facility is approximately 160,000 sq. ft. including 50 laboratories and a 25,000 sq. ft. Pilot Plant/Scale-up facility inclusive of 30 reactors ranging in capacity from 2 - 250 litres.  There is a dedicated space for the handling of oncology, highly potent and cytotoxic compounds with dedicated corresponding laboratories.  The facility and systems maintain compliance to ICH Q7.  The Hyderabad facility was inspected in February 2011 by the FDA and was found to be compliant and with No. 483 issued.

The API Commercial facility is located on 34 acres at Visakhapatnam (Vizag) with the a total of 380,000 sq. ft. of plant space including 100 reactors with volumes ranging between 250 – 7500 litres. This site also has a dedicated block for oncology/highly potent compounds.  The Vizag facility has multiple class 100,000 suites for powder processing and has an additional nine acres of land available for future expansion.  Export of material from Aptuit Laurus is made from Hyderabad as Vizag does not have an International shipping port or International airport.

There is an independent Quality Unit, headed by the VP of Corporate Quality having oversight for Quality Assurance, Quality Control and Regulatory Affairs.  The Quality Management System is centralized and managed at the Hyderabad facility and the systems are commonly shared between the sites.  The Quality Management System has been assessed against the provisions of ISO 9001:2008, complies with the applicable ICH guidelines and adheres to cGMP and GLP.  The sites Regulatory status is as follows:

•	U.S. FDA approval for both Hyderabad and Vizag
•	TGA approval for both Hyderabad and Vizag
•	MHRA approval for Vizag

Quality Assurance commands oversight and control on the client’s Intellectual Property. There are comprehensive guidelines and SOPs in place for handling Intellectual Property, including use of project codes, limited access to information via the project leader, information redacted for external viewing during audits and use of shared drives verses transferring information over the internet. The Hyderabad facility has issued 9 Drug Master Files (DMFs) that are compliant to ICH Q7.

CYT387 manufacturing:

CYT387 API is manufactured under cGMP at the commercial API facility located in Visakhapatnam. The current production scale for Phase II material is undertaken in a campaign fashion comprised of 2 x 10 kg batches.  The API is currently under an ongoing stability program in accordance with ICH guidelines.

CYT387 drug product manufacturing consists of direct encapsulation of unformulated API using either a manual fill-finish process at Penn Pharmaceutical Services Ltd. located at Tredegar, Gwent, UK, or a semi-automated fill finish process at Patheon UK Limited, Kingfisher Drive Swindon, UK. Both facilities are set up and responsible for QC testing and QA/QP release of drug product in adherence with cGMP. The drug product is currently under separate stability programs at both facilities in accordance with ICH guidelines.

 CYT997 manufacturing:

CYT997 API is manufactured under cGMP at the R& D center located in Hyderabad at a production scale is ~1.5 kg per batch.  The API is under an ongoing stability program in accordance with ICH guidelines.

Nimotuzumab manufacturing:

The CIMYM license agreement with CIMAB requires that CIMAB will manufacture and supply, or will contract for the manufacture and supply of, commercial quantities of nimotuzumab in accordance with the current licensing agreements at such time and stage of product development as commercial quantities of these products are required. Product from CIMAB’s manufacturing plant has been cleared for use in clinical trials in Canada, Europe, the USA and Japan amongst others. Recent reports on inspections of the manufacturing plant by Qualified Persons confirmed that the plant operates according to GMP principles.  In addition the facility was inspected and approved by the Darmstadt Regional Presidium in Germany that is responsible for approvals of biological manufacturing facilities in Germany. The Darmstadt approval included 300 and 500 litre fermenters and covered a period of two years that expired in January 2009, following which two inspections by Qualified Persons declared the facilities to be in accordance with GMP principles. Another inspection occurred in February 2011, from which CIMAB is awaiting a formal GMP certificate. Manufacturing is being improved and scaled up to support expansion of clinical and commercial supplies in CIMYM’s territory.

CIMAB, or a supplier contracted by CIMAB, manufactures and supplies the product to CIMYM. Should CIMAB agree to alternative manufacturing arrangements, such as a sub-licensee of CIMYM manufacturing the product, the loss of manufacturing benefits to CIMAB may be reflected in a lower license fee and royalty payable to CIMYM than if manufacturing remains with CIMAB. See “Business - Licensing Arrangements”.

Licensing Arrangements

In-Licensing

Licenses for CYT997 and CYT387

The principal intellectual property claims for CYT997 and CYT387 are owned, not licensed, although patent families have been in-licensed from the Research Foundation of State University of New York (“SUNY”) relating to the use of JAK2 inhibitors to treat cardiovascular conditions, and from the Ludwig Institute for Cancer Research relating to the JAK2 enzyme and gene, and JAK2 antibodies. The Ludwig license is exclusive and was subject to cash payments that have already been made. The SUNY license also is exclusive, and worldwide, and is subject to certain payments based on achievement of clinical milestones, and a royalty on net sales of product in the field covered by the SUNY patents. See “General Development of the Business – Intellectual property”.

Licenses for Nimotuzumab

In May 1995, CIMYM acquired an exclusive, sub-licensable license (as amended, the “1995 CIMYM License”) from CIMAB, acting on behalf of CIM, to products for passive immunotherapy of cancer directed toward EGF and EGFR as targets, including hR3, a humanized MAb targeting the EGFR. CIMAB is the company responsible for the commercialization of products developed at CIM. The 1995 CIMYM License is in respect of Europe, Canada, the U.S., Japan, Australia, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. As a term of the 1995 CIMYM License, CIMYM has a right of first refusal with respect to licensing any other products derived from the EGF and EGFR programs of CIMAB except its anti-EGFR monoclonal antibody for psoriasis in Europe.

Pursuant to the 1995 CIMYM License, in 1995 we incorporated CIMYM and assigned the 1995 CIMYM License to CIMYM. Pursuant to the terms of the 1995 CIMYM License, CIMAB acquired a 20% equity interest in CIMYM as partial consideration for the 1995 CIMYM License. In addition, YM and CIMYM, pursuant to the terms of the 1995 CIMYM License, paid US$2,750,000 for certain product development costs for nimotuzumab and US$330,000 for certain product development costs for RadioTheraCIM.

The terms of the 1995 CIMYM License provide for CIMYM to conduct or cause to be conducted pre-clinical and clinical trials to evaluate the licensed products and to work with CIMAB to select sites, develop protocols and instruct investigators for pre-clinical and clinical trials. CIMYM is to decide after the end of each stage of trials whether to proceed with further development or to terminate the 1995 CIMYM License with respect to that product. In addition, the 1995 CIMYM License provides that, where commercially reasonable, CIMYM shall file applications for regulatory approval to market the licensed products in the applicable territory. Pursuant to the 1995 CIMYM License, CIMAB has the right, subject to certain terms and conditions, to supply the related drug substances (i.e., nimotuzumab) for commercial sale. CIMAB shall sell the product manufactured by it in Cuba to CIMYM at 85% of the sales price that CIMYM sets for the sale of the product to sub-licensees, thereby entitling CIMYM to the 15% difference. CIMYM shall use commercially reasonable efforts to obtain a sub-license agreement in which CIMAB retains the right to manufacture the product. The CIMYM License shall be in force as long as any patents thereunder are valid, or until such time as the license agreement is terminated by either party because of a default by the other party, or by CIMYM with written notice within 90 days after the end of a stage of pre-clinical trials or after each stage of clinical trials.

As at June 30, 2011 we had advanced $76,730,809 million to CIMYM for the licensing and development of the products licensed by CIMYM. We have the right to recover all funds advanced to CIMYM. To the extent that the net revenues of CIMYM are less than or equal to the advanced amounts, we are entitled to recover such advances from 30% of the net revenues. These advances have been partially repaid from license fees paid by the licensees in Japan, Indonesia and Korea.

On June 30, 2006 CIMYM amalgamated with CIMYM (Barbados) to form CIMYM BioSciences Inc., an Ontario company. CIMAB owns a 20% equity interest in CIMYM BioSciences and is entitled to receive 10% of net revenues received by CIMYM.  We have agreed to negotiate in good faith a further 10% equity interest in CIMYM BioSciences to CIMAB such that we would then own a 70% equity interest and CIMAB would own a 30% equity interest in CIMYM BioSciences. Such a change in the equity holdings would not affect the current economics of the license.

Nimotuzumab Sublicenses

In November 2003, CIMYM and CIMAB, licensed the rights for nimotuzumab (known as “Theraloc” in Europe) in most of Europe to Oncoscience.  Under the terms of the agreement, CIMYM is entitled to receive up to US$30 million as a share of any amounts received by Oncoscience in relation to development or sublicensing of the product and as a royalty on initial net sales. After CIMYM has received US$30 million, CIMYM continues to receive royalties on net sales but at a lesser percentage. Oncoscience has agreed to use diligent and reasonable efforts to develop and commercially exploit nimotuzumab in the licensed territory. A non-material amount of royalties have been received as of the date hereof by CIMYM from Oncoscience from its Special Access Program but no sublicensing fees have been received by Oncoscience. This license agreement may be terminated by either party in the event of specified breaches and insolvency events.  In addition, Oncoscience may terminate the agreement at any time on 90 days of notice.

In August 2005, CIMYM and CIMAB licensed development and marketing rights to Kuhnil Pharmaceutical Co., Ltd. for Korea. There was an initial fee to CIMYM on signing and it is entitled to receive additional milestone payments and royalties. The maximum aggregate amount of milestone payments payable under the Kuhnil license agreement is US$700,000.

In October 2005, CIMYM and CIMAB licensed development and marketing rights to Innogene Kalbiotech Private Limited (a wholly owned subsidiary of P.T. Kalbe Farma Tbk, Indonesia) for Indonesia, Malaysia, the Philippines and Singapore and certain African countries including South Africa. The initial fee to CIMYM BioSciences on signing was U$1,000,000 and it is entitled to receive additional milestone payments and royalties. The maximum aggregate amount of milestone payments payable under the Innogene license agreement is US$3,800,000.

In July 2006, CIMYM and CIMAB licensed development and marketing rights for nimotuzumab in Japan to Daiichi Pharmaceutical Co., Ltd. (“Daiichi”), a wholly owned subsidiary of Daiichi Sankyo Co., Ltd., one of Japan’s largest pharmaceutical companies. Under the agreement, CIMYM received an up-front payment of US$14.5 million and milestone payments at certain states of development for each of a number of indications as well as payments based on supply of nimotuzumab and sales performance in the territory. The maximum aggregate amount of milestone payments payable under the Daiichi license agreement is US$21,400,000. Daiichi is developing nimotuzumab for the Japanese market in several cancer indications.

Licenses for Early Stage Drug Discovery and Preclinical Programs

In May 2008, YM BioSciences Australia (formerly Cytopia) licensed to Cancer Therapeutics CRC Pty Ltd certain rights to a drug discovery preclinical program related to a cancer target known as focal adhesion kinase or FAK.  Under the terms of the license, YM BioSciences Australia retains rights of first refusal to in-license back the program and potential drug candidates upon the accomplishment of pre-specified scientific milestones.  In March 2010, YM BioSciences Australia (formerly Cytopia) licensed to Pulmokine Inc rights to certain intellectual property for the discovery and development of drugs candidates for the inhaled treatment of pulmonary arterial hypertension.  In April 2011, YM BioSciences Australia licensed to SYN│thesis Medchem Pty Ltd. certain rights to a drug discovery preclinical program related to a cancer target known as colony-stimulating factor-1 receptor tyrosine kinase (Feline McDonough Strain) or FMS.  Under the terms of the license, YM BioSciences Australia retains rights of first refusal to in-license back the program and potential drug candidates upon the accomplishment of pre-specified scientific milestones.

Out-Licensing

We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing rights to specific products in certain market regions. We believe this model is consistent with current biotechnology and pharmaceutical industry licensing practices.

Our objectives in seeking to out-license products include:

•	obtaining long term revenue streams on the sale of the products through royalty payments or co-marketing arrangements;

•	providing access to the resources and experience of large pharmaceutical companies;

•	obtaining up-front payments for product sub-licensing rights; and

•	minimizing our development expenditures through cost sharing programs (especially late-stage clinical trials and regulatory approval applications).

We believe that out-licensing arrangements could be attractive to pharmaceutical corporations because they would provide the prospective partner with access to new products without the initial research risk or earlier clinical development costs. Since partners are expected to be sought only at the later stages of a product’s development, we anticipate that prospective licensees would view our products as having a reduced risk of failure to achieve regulatory approval.

Regulatory Approval

Securing final regulatory approval for the manufacture and sale of human therapeutic products in the U.S., Canada, Europe and other territories, is a long and costly process that is controlled by that particular territory’s regulatory agency. The national regulatory agency in Canada is Health Canada, and in the U.S. it is the FDA. Each regulatory agency has its own approval processes, although they are typically similar. Although test results from one territory are often used in applications for regulatory approval in another territory, approval in either Canada or the U.S. does not assure approval by other regulatory agencies.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage, and control of marketing activities, including advertising and labelling.

None of our products has been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory approvals to develop and test our in-licensed products. CYT387 and nimotuzumab have been designated as orphan drugs in Europe and by the FDA in the U.S for certain indications. See “Products in Clinical Development”.

U.S. Approval Process

In the U.S., the FDA, a federal government agency, is responsible for the drug approval process. The FDA’s mission is to ensure that all medications on the market are safe and are effective. The FDA’s approval process examines potential drugs; only those that meet strict requirements are approved.

The U.S. food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the U.S. follows.

Stage 1: Preclinical Research. After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted to the FDA in an Investigational New Drug Application. Animal studies are conducted in accordance to GLP (good laboratory practices). The FDA reviews information in an IND Application and decides if the drug is safe to study in humans.

Stage 2: Clinical Research. In Stage 2, the experimental drug is studied in humans. The studies are known as clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase I Clinical Studies. Phase I clinical studies are generally conducted with healthy volunteers who are not taking other medicines; patients with the illness that the drug will treat are not tested at this stage. Ultimately, Phase I studies demonstrate how an experimental drug affects the body of a healthy individual. Phase I consists of a series of small studies consisting of “tens” of volunteers. Tests are done on each volunteer throughout the study to see how the person’s body processes, responds to and is affected by the drug. Low doses and high doses of the drug are usually studied, resulting in the determination of the safe dosage range in volunteers by the end of Phase I. This information will determine whether the drug proceeds to Phase II.

Phase II Clinical Studies. Phase II clinical studies are conducted in order to determine how an experimental drug affects people who have the disease to be treated. Phase II usually consists of a limited number of studies that help determine the drug’s short-term safety, side effects and general effectiveness. The studies in Phase II are often controlled investigations, involving comparison between the experimental drug and a placebo, or between the experimental drug and an existing drug. Information gathered in Phase II studies will determine whether the drug proceeds to Phase III.

Phase III Clinical Studies. Phase III clinical studies are expanded controlled and uncontrolled trials that are used to more fully investigate the safety and effectiveness of the drug. These trials differ from Phase II trials because a larger number of patients are studied (sometimes in the thousands) and because the studies are usually of longer duration. As well, Phase III studies can include patients who have more than one illness and are taking medications in addition to the experimental drug used in the study. Therefore, the patients in Phase III studies more closely reflect the general population. The information from Phase III forms the basis for most of the drug’s initial labelling, which will guide physicians on how to use the drug.

Phase IV Clinical Studies. Phase IV clinical studies are conducted after a drug is approved. Companies often conduct Phase IV studies to more fully understand how their drug compares to other drugs. Also, the FDA may require additional studies after the drug is approved. FDA-required Phase IV studies often investigate the drug in specific types of patients that may not have been included in the Phase III studies. FDA-required Phase IV studies can also involve very large numbers of patients to further assess the drug’s safety.

Stage 3: FDA Review for Approval. Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and a complete dossier on the manufacturing of the product and submits the reports to the FDA in a New Drug Application (“NDA”). The FDA reviews the information in the NDA to determine if the drug is safe and effective for its intended use. Occasionally, the FDA will ask experts for their opinion of the drug; this occurs at advisory committee meetings. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing. After the FDA has approved the experimental drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it an be marketed for that purpose.

Canadian Approval Process

The manufacture, distribution and consumption of medical products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations in Canada and the countries to which YM has rights for the licensed products. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada) and the regulations made under that Act.

Even though a drug, medical product or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by Health Canada. Outside Canada, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country and the time required may be longer or shorter than that required by Health Canada.

The Canadian Food and Drug Regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

The principal activities which must be completed prior to obtaining approval for marketing of a therapeutic drug product are essentially the same in Canada as those in the U.S. described above.

A Clinical Trial Application must be filed and accepted by either the Therapeutic Products Directorate (“TPD”) or the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada before each phase of human clinical trials may begin. The CTA application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the CTA application. In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on chemistry and manufacturing methods must be presented. Health Canada may conduct inspections to determine compliance with GMP. Good manufacturing practices and quality procedures must be in place.

Upon completion of all clinical studies, the results are submitted to the TPD or BGTD as part of a New Drug Submission (“NDS”). A notice of compliance (“NOC”) which permits marketing of the product typically takes between 12 and 24 months from the date a NDS is submitted.

Arrangements with CIMYM

YM and CIMAB entered into a funding agreement with CIM in November 1995 in connection with the 1995 CIMYM License. The Funding Agreement provides that YM will arrange on behalf of CIMYM for the appropriate studies and clinical trials for the licensed products held by CIMYM and will fund the cost of such studies and trials, provided that doing so would not, at YM’s sole discretion, be commercially or scientifically unreasonable. Accordingly, YM makes the final determination as to whether or not a clinical trial expense is justified with respect to any given product. YM is entitled to be reimbursed for all funds we provide pursuant to the Funding Agreement out of revenue generated from the exploitation of the relevant license, subject to adequate generation of revenue.

YM and CIMAB, contemporaneously with the assignment of the 1995 CIMYM License, entered into a joint-venture shareholders agreement (the “Shareholders Agreement”) with CIMYM relating to its operation. Pursuant to the Shareholders Agreement, CIMYM is required to include nominees of CIMAB both as board members and as members of operating management. The Shareholder Agreement provides that: (i) issued and outstanding shares of CIMYM may not be sold or transferred without the consent of both YM and CIMAB; (ii) the issue of additional shares of CIMYM shall first be offered to each of YM and CIMAB in proportion to their holdings, and thereafter, with the consent of both YM and CIMAB, to any other person; and (iii) the board of directors of CIMYM will consist of five directors, three of whom are nominees of YM and two of whom are nominees of CIMAB. All material and out-of-the-ordinary-course-of-business contracts of CIMYM, including those relating to the borrowing of money, issuing guarantees, entering into non arm’s-length agreements, paying dividends and pledging of property, must be approved by four-fifths of the Board of Directors.

CIMYM (Barbados) was incorporated in Barbados in May 1996 to market the licensed products under the 1995 CIMYM License outside of Canada. On June 30, 2006, CIMYM (Barbados) was amalgamated with CIMYM to form CIMYM BioSciences Inc.

Intellectual Property

The following is a description of our key current and pending patents in connection with CYT387, CYT997 and nimotuzumab.

CYT387 and CYT997

Program	International #	Type of IP	Pending	Granted

CYT387	WO2008/109943	New Chemical entity	Australia, Brazil, Canada, China, Europe, Hong Kong, India, Indonesia, Japan, South Korea, Mexico, Russia, South Africa, USA

JAK2 inhibitor	WO2002/060927	Mechanism of action		Australia, USA

JAK2 inhibitor	WO2006/119542	Design of compounds	Europe	USA

Program	International #	Type of IP	Pending	Granted

JAK2 inhibitor	WO2009/029998	New Chemicals entities	PCT stage

JAK2 inhibitor	WO2007/101232	Method of treatment	Australia, Brazil, Europe, USA

JAK2 inhibitor	WO2003/020202	In licensed Method of Treatment	Australia, Brazil, Canada, Europe, Hong Kong, Japan	India, Mexico, New Zealand, South Africa, USA

JAK2 inhibitor	WO1992/010519	In licensed Target Patents		Australia, Canada, Europe, Japan, USA

JAK3 inhibitor	WO2005/054230	New Chemical entities	Australia, Brazil, Canada, Europe, Israel, Japan, South Korea	China, India, Mexico, New Zealand, South Africa, UK, USA

JAK3 inhibitor	WO2005/066156	New Chemical entities	Australia, Brazil, Canada, Europe, Israel, Japan, South Korea, Mexico, USA	China, India, New Zealand, South Africa, UK

JAK3 inhibitor	WO2008/092199	New Chemical entities	Australia, Canada, Europe, Japan, USA

CYT997	WO2005/054199	New chemical entity	Brazil, Canada, China, Hong Kong, India, Israel, Japan, South Korea, Mexico, USA	Australia, Europe, New Zealand, South Africa, USA

CYT997	WO2006/133498	Salt form of CYT997	Europe, USA

FMS inhibitor	WO2008/058341	New Chemical entities	Australia, Canada, Europe, Japan, USA

Kinase inhibitors	WO2003/099811	New Chemical entities	Canada, Israel, Japan, South Korea	Australia, China, Europe, India, New Zealand, South Africa, UK, USA

Kinase inhibitors	WO2003/099796	New Chemical entities	Canada, Israel	Australia, China, Europe, India, Japan, New Zealand, South Africa, South Korea, UK, USA

Tubulin inhibitors	WO2004/052868	New Chemical entities	Canada, China, Europe, Israel, Japan, South Korea, USA	Australia, India, New Zealand, South Africa, UK

Nimotuzumab

CIMYM is the exclusive licensee for a number of territories, including the U.S.  The patent estate includes coverage for the composition of matter, claiming the amino acid sequence of nimotuzumab and variants thereof and end-uses in the treatment of EGFR-dependent cancers.  Patents are granted in the U.S., Europe, Canada and Japan. The patents US5,891,966 and US6,506,883 expire November 2015, and term extensions of up to five years may be available in the US under the Patent Term Restoration Act. The same term and extension may apply also to the key European patent, EP712863. A patent related to the manufacture of Nimotuzumab is approved in Europe, Japan, Canada as well as other additional jurisdictions.  The patent is pending in the U.S.  The patent expires in 2023.

We are aware of US5,770,195, a patent granted to Genentech, for the anti-cancer use of EGFR MAbs in combination with a cytotoxic agent. We are also aware of U.S. patents granted to others in this field. In April 2001 Rorer International (Overseas) (“Rorer”) was issued US6,217,866 (the “866 patent”) which includes claims to any antibody targeting the EGFR administered with any anti-neoplastic agent. We believe that the Rorer patents were exclusively licensed to ImClone (now Eli Lilly and Company). A counterpart patent has been granted in Europe. We have filed an opposition to the grant of the European patent. The opposition proceedings in Europe were suspended pending the outcome of cases in the U.K. and Germany related to inventorship claims filed by Yeda Research and Development Corporation, Ltd. (“Yeda”). Those cases have culminated in a title transfer to the current co-owners, Yeda and Aventis (the successor of Rorer). We do not know when the opposition proceedings against that European patent will resume. On the related U.S. patent a September 19, 2006 decision in the U.S. District Court of Southern New York granted sole inventorship of the 866 patent to scientists from Weizmann Institute of Science (Rehovet, Israel) represented by Yeda.  Yeda now has the right to grant, and has granted, non-exclusive licenses in the U.S.  In addition, we are aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumors.  In Europe and Canada, this ImClone application has been withdrawn in response to prior art brought to the attention of the respective patent examiners by YM.  YM continues to monitor counterpart applications filed in Japan and in the United States. ImClone also filed U.S. and PCT applications covering the use of EGFR MAbs to treat patients having tumors that are refractory to treatment with conventional therapies. We continue to monitor ImClone’s pending patent applications.  We plan on vigorously challenging ImClone’s claims in respect of any patent applications that are material to our business.  The outcome of these challenges cannot be predicted and there can be no assurance that we will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant.   If our challenges are not successful, this may have a material adverse effect on our business. We are also aware of a European patent, EP1058562, granted to the University of Pennsylvania and relating to compositions and methods for treating tumors. YM’s European licensee, Oncoscience, and others have filed oppositions to the grant of this patent.  The European opposition board has recently provided the preliminary view that the Pennsylvania claims are patentable in amended form.  YM believes that Oncoscience intends to file objections to this position and to attend an oral hearing on the matter to be held in November of 2010.

The manufacturing of nimotuzumab may fall within the scope of process patents owned by PDL BioPharma Inc., Genentech and the Medical Research Council of the United Kingdom.  We are aware that some of these process patents are currently being challenged by companies other than us. In the event any of the applicable process patents are upheld, we believe we will be able to obtain licenses under such patents on commercially reasonable terms, though there can be no assurance of this.

Certain of the U.S. patents for nimotuzumab licensed to CIMYM have become subject to a lien in the United States, pursuant to a court order, to a third party. The lien is a consequence of a dispute unrelated to either YM or CIM.  Counsel has advised the Company that the lien does not affect the exclusive, royalty-free license for nimotuzumab issued by CIMAB to CIMYM for numerous territories, including the United States. None of the international patents for nimotuzumab for which CIMYM is licensed are affected. The lien against the two patents, which were issued by the U.S. Patent and Trademark Office to CIM, appear to form part of an award resulting in liens against approximately 60 patents from a number of scientific institutes assigned to that third party by a court in Miami, Florida. The liens have no relation to the U.S. embargo against Cuba and result specifically from a civil suit brought to seek compensation for a plaintiff in a matter unrelated to these patents. The lien is against the patents which are already subject to the license to YM's subsidiary, may solely affect the rights of CIMAB to benefit from the patents, and, consequently, this situation is not expected to be material to us. We are advised that CIM has mounted a vigorous defence against its patents being the subject of an award for matters unrelated to CIM.

Property, Plant and Equipment

Facilities

We currently occupy 7,070 square feet of space in Mississauga, Ontario pursuant to a sub-lease agreement dated July 31, 1997 (the “Sub-Lease”) and a lease amending and extension agreement dated February 1, 2008 (the “Lease Amending Agreement”), such Lease Amending Agreement extended the initial terms of the Sub-Lease for a .term of five years commencing on February 1, 2008 and expiring on January 31, 2013. Average annual fixed rent, excluding operating costs, is approximately $75,000.

There are no environmental issues associated with any of our facilities. We are currently reviewing opportunities to relocate our main office in Mississauga to larger offices nearby that can better accommodate an increased number of employees.

Employees

As of June 30, 2011, we employed 39 permanent employees: 32 employees located in Mississauga, Ontario, five employees located throughout the United States, and two employees in Melbourne, Australia. Other than administrative staff, our employees conduct our licensing and product development activities.  None of our employees are represented by labour unions.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable

As at June 30, 2011, we have an accumulated deficit of $198,436,554. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest. Accordingly, we have not generated any significant revenues from product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have limited internal resources to conduct clinical trials and must rely on third party service providers to conduct our studies and trials and to carry out certain data gathering and analyses. We will also rely on third party manufacturers for the production of sufficient supply to conduct the trials.  If our third party service providers are unable for any reason to meet their obligations in a timely manner, this may have an adverse effect on the regulatory, manufacturing and development activities for our products, which may prevent us from advancing them sufficiently to initiate clinical trials in a timely manner.

Even if we are successful in commercially producing our products and receive the requisite marketing approvals, our products may not gain market acceptance by physicians, patients, insurers and others stakeholders, which might significantly limit the commercial success of our products.

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products. Clinical trials require the enrolment of patients and we may experience difficulties identifying and enrolling suitable human subjects for ongoing and future trials of our products. This could be as a result of a number of factors including, but not limited to, design protocol, the size of the available patient population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the U.S., is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the U.S. it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the U.S. does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling. We have no assurance that a viable, economic path to regulatory approval for our products in the U.S. and other regulatory jurisdictions can be negotiated with the applicable regulatory authorities. Clinical requirements imposed by the FDA and other regulators to obtain approval for our products may not be achievable within the resources and capabilities available to us.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for use in clinical trials by the FDA, Health Canada and the Australian Department of Health and Ageing – Therapeutic Goods Administration and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA and European Commission for the treatment of myelofibrosis. Nimotuzumab has been cleared for testing in the U.S., Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the U.S. It is reportedly in Phase II and III trials in certain of those territories. The FDA or other regulatory authority may require additional extensive clinical trials or impose other regulatory process requirements which may delay or prevent us from continuing to develop our products.

Favourable results in early trials may not be repeated in later trials. Early trials results are not necessarily indicative of results from more advanced studies and also may not predict the ability of our products to achieve their intended goals in a safe and effective manner.

Nimotuzumab, which is being developed in Canada, the U.S., Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by CIMYM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The U.S. established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism. As such the U.S. Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that we will be able to complete clinical testing in the U.S. or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the U.S. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the U.S., received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumors with further FDA clearances in 2010.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.   Even if we were to obtain the requisite regulatory approvals, our products would remain subject to on-going regulatory requirements, including, but not limited to, additional clinical trials, non-clinical testing, new or revised requirements for manufacturing, or product recalls or withdrawals.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the U.S., the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. Moreover, we have no assurance that clinical investigators and key opinion leaders will continue to want to work with our products and remain favourable to their prospects.

With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Onyx Pharmaceuticals and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

With respect to nimotuzumab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann-La Roche Ltd., Eli Lilly and Company, Genentech, Inc., Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them. While we own a library of pre-clinical compounds, there can be no assurance that we will have the resources available to identify potential drug candidates in that library, or that any of the compounds in the library may have the potential to become a drug candidate. We may be unable to identify new drug candidates from internal sources or license new ones from others.

The acquisition of any new drug candidates by us will result in an increase of expenditures for the additional staff and resources, which may result in the need for us to seek additional financing. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as planned.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all.  The manufacturing process for our products may not be sufficient to meet the quantity and quality requirements for pivotal trials for the drug. Outsourcing of the manufacture of our products means that we are dependent upon third party manufacturers over whom we do not have control. Any failure of a manufacturer to supply the necessary quantities or quality of product may have an adverse effect on our prospects.  We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected. If we are unable to successfully negotiate a partnership with an entity that can facilitate the further development and commercialization of our products, our prospects may be adversely affected.

We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks.  All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We rely upon licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the U.S., and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions or obtain and maintain the necessary regulatory approvals for our products. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We depend on our key personnel, and if we cannot retain or attract key employees, the development and commercialization of our products will be adversely affected

Our success depends to a significant extent on the expertise and experience of certain key personnel working in management, scientific, supervisory, operational and administrative capacities.  While we have an informal ad hoc program for the succession of management and training of management, the loss of the services of its key personnel could have a material adverse effect on us and our business and results of operations.  We face competition for such persons from other companies, academic institutions, government entities and other organizations.  There is no assurance that we will be able to recruit such key personnel on a timely basis.

We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws.

As our business is focused on development of products for the treatment of hematological and cancer or cancer-related conditions, we are subject to certain privacy laws in Canada, United States and various other jurisdictions regulating the use, disclosure, transmission and retention of confidential personal information,.  We have implemented a program of information protection practices to ensure compliance with such regulations, but diligence and/or insurance coverage may not protect us from all regulatory action and liability, particularly liability that may arise from our own negligent actions or misconduct.  We could be materially and adversely affected if we are required to respond to regulatory action, pay damages, or bear the costs of defending any claim which is beyond the level of our insurance coverage.  There can be no assurance that we will be able to maintain such insurance coverage on terms acceptable to us.

Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with our products including nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favour.

We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

As we own CYT387 and CYT997, there are no license terms.

With respect to nimotuzumab, we have obtained our rights to the product currently being actively developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license.  The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the U.S. and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have out-licensed nimotuzumab to a number of licensees internationally to advance the drug towards regulatory approval and commercialization in their respective jurisdictions. Should a licensee choose not to continue to advance the drug we may have difficulties identifying another potential licensee in such jurisdiction and development may be significantly delayed or cease altogether in such jurisdiction. This would reduce the number of countries in which nimotuzumab could be marketed and sold.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The U.S. has maintained an embargo against Cuba, administered by the U.S. Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any U.S. persons unless such persons obtain specific licenses from the U.S. Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The U.S. embargo could have the effect of limiting our access to U.S. capital, U.S. financing, U.S. customers and U.S. suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the U.S. unless the U.S. Department of the Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. However, there can be no assurance that this is correct.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to U.S. jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, ‘‘person subject to U.S. jurisdiction’’ means any U.S. citizen, any U.S. permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to U.S. jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

Nevertheless, we cannot assure you that the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, which administers the U.S. government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of U.S., European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a U.S. federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the U.S. patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed U.S. patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the U.S. patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the U.S. patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the U.S. patents.

Loss or destruction of our data may adversely affect our business.

Our clinical data is stored offsite by third parties.  If such data is lost, damaged or destroyed or there is inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be significantly delayed.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10,000,000 per claim and a policy aggregate of $10,000,000. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Our Common Shares, Financial Results And Need For Financing

We are susceptible to general economic conditions.

Recent years have been marked by global economic turmoil.  General economic conditions may have a significant impact on us, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences Inc. repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at June 30, 2011, we had advanced $76,730,809 to CIMYM BioSciences Inc. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.

 We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income. A shareholder who is a U.S. person (as such term is defined under applicable U.S. legislation) should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year.  If we are designated as a PFIC for any taxable year during which a U.S. person holds common shares of the Company, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances.  In addition, U.S. persons that hold our common shares should be aware that we will make available to shareholders who are U.S. persons, upon their written request:  (a) timely and accurate information as to our status as a PFIC and the status of any subsidiary PFIC in which we own more than 50% of such subsidiary PFIC’s total aggregate voting power, and (b) for each year in which we are a PFIC provide to a shareholder who is a U.S. person, upon written request, all information and documentation that a shareholder making a QEF Election with respect to us and such more than 50% owned subsidiary PFIC is required to obtain for U.S. federal income tax purposes.  U.S. persons that hold common shares are generally not eligible to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such common shares unless such holder also elects to make a deemed taxable sale of its common shares. The PFIC rules are extremely complex. A U.S. person holding our common shares is encouraged to consult a tax adviser regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty.

There is no assurance that we will have sufficient resources, either through the capital markets or from a potential partner, to advance and broaden the development program for CYT387 through to commercialization. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favourable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the U.S. or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the NYSE Amex and on the TSX.  However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

Risk Management

The Company has recently retained a risk management consultant to assist us in developing a risk mitigation plan.

DIRECTORS AND SENIOR MANAGEMENT

Directors

The name, municipality of residence, age as of the date hereof and position with us of each of the current directors are set forth below.  The term of each director of the Company expires as of the next annual general meeting of the Company, which is expected to be held in November 2011.

Name	Age	Position	Period Served

David G.P. Allan (2) Toronto, Canada	69	Chairman and Director	Since 1994

Thomas I.A. Allen, Q.C. (1)(2)(3) Toronto, Canada	71	Director	Since 1996

Nick Glover Salt Spring Island, Canada	42	President, Chief Executive Officer and Director	Since 2010

Mark Entwistle, M.A. (3) Ottawa, Canada	55	Director	Since 1997

Henry Friesen, C.C., M.D. (1) Winnipeg, Canada	77	Director	Since 2001

Philip Frost, M.D., Ph.D. (2)(3) Morristown, New Jersey	70	Director	Since 2007

Francois Thomas, M.D. (3) Brussels, Belgium	52	Director	Since 2007

Gilbert Wenzel, Ph.D. (1) Zurich, Switzerland	55	Director	Since 2001

Tryon M. Williams, B.Sc. (1)(2) The Valley, Anguilla	70	Director	Since 1995

Notes:
(1)	Member of Audit Committee.
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.

David G.P. Allan - Chairman and Director

Mr. Allan is the Chairman of the board of directors of the Company, a position he has held since 1994. He previously served as the Chief Executive Officer of the Company from April 1998 to November 2010. In addition, Mr. Allan is the Executive Chairman of Stem-Cell Therapeutics Corp., and a Director of Synthemed Inc. (medical devices), USA and DiaMedica Inc. (diabetes therapeutics), Canada. Mr. Allan was formerly a governor of The Toronto Stock Exchange, a member, and working group Chair, of the Ontario Biotechnology Advisory Board, a member of the Awards Selection Committee for the Networks of Centres of Excellence in Canada and a member of the Board of Trustees for the Ontario College of Art and Design. Mr. Allan is currently a member of BIOTECanada’s Emerging Companies Advisory Board and a member of  the Board of Directors of Life Sciences Ontario.

Thomas I.A. Allen, Q.C., F.C.I.Arb - Director

Mr. Allen is counsel to Norton Rose OR LLP, a law firm in Canada. Mr. Allen was the initial Chairman of the Accounting Standards Oversight Council of Canada and was a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. He is currently a director of a number of public companies including Mundoro Capital Inc., Middlefield Bancorp Limited and Forsys Metals Corp.  Mr. Allen was Chairman of the Task Force to Modernize Securities Legislation in Canada. Mr. Allen has been a director of the Company since 1996.

Nick Glover, Ph.D. – President, Chief Executive Officer and Director

Dr. Glover is the President and Chief Executive Officer of the Company.  He previously served as the Company’s Chief Operating Officer from June 2010 to November 2010. Prior to this, he was providing life sciences consultancy services to the industry. From January 2004 until June 2008, Dr. Glover was President and Chief Executive Officer of Viventia Biotech Inc., having previously held the position of Vice President, Corporate Development and Product Operations. Dr. Glover was formerly an investment manager at MDS Capital, a life sciences venture capital fund. He holds a Ph.D. in chemistry from Simon Fraser University, British Columbia.

Mark Entwistle, M.A. - Director

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was Ambassador for Canada to Cuba from 1993 to 1997. Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to the Prime Minister of Canada from 1991-1993. He is a Fellow of the Canadian Defence and Foreign Affairs Institute. Mr. Entwistle has been a director of the Company since October 1997.

Henry Friesen, C.C., M.D., F.R.S.C. - Director

Dr. Friesen served from 2002-2009 as Chair of the Gairdner Foundation whose international awards are Canada’s most prestigious prizes in the biomedical sciences. He was Founding Chair, Genome Canada, 2000-2005, a $600 million budget non-profit organization that supports genomics/proteomics programs to position Canada as a world leader in selected areas in this important sector. From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada and was instrumental in transforming it into the Canadian Institutes of Health Research, an organization with an annual budget in 2008 of over $900 million dedicated to supporting Canadian researchers as well as industry participants. Dr. Friesen is noted for his discoveries of the human hormone prolactin. For 19 years he was Head of the Department of Physiology at the University of Manitoba and now is Distinguished University Professor Emeritus. Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada, recipient of eight honorary degrees . Dr. Friesen has been a director of the Company since November 2001.

Philip Frost, M.D., Ph.D. - Director

Dr. Frost is the founder and Chief Scientific Officer of Primrose Therapeutics Inc. In 2005, Dr. Frost was appointed Executive Vice-President and Chief Scientific Officer at ImClone where he oversaw the company’s research, clinical and regulatory departments.  He subsequently held the post of Interim Chief Executive Officer until December 2006.  Prior to ImClone, Dr. Frost served as Vice President of Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth, where he was responsible for the development of various oncology compounds and contributed to the approval and commercialization of Mylotarg® for the treatment of a specific form of acute myeloid leukemia.  Dr. Frost has held the positions of Adjunct Professor of Cell Biology and Adjunct Professor of Medicine at The University of Texas M.D. Anderson Cancer Center.  He was previously a Director of Innovive Pharmaceuticals, a New York-based oncology company and a Director of Avalon Pharmaceuticals.  Dr. Frost has been a director of the Company since 2007.

François Thomas, M.D. - Director

Dr. Thomas, a board certified medical oncologist, is a former director of DNA Therapeutics, Entomed, Eurogentec, Neurotech, Newron, Novexel, Unibioscreen and CropDesign.  Dr. Thomas is currently General Manager at Bioserve Ltd. (Cambridge, UK), a consultancy for the life sciences arena. Dr. Thomas has been a Senior Advisor at Bryan Garnier, a Paris-based investment bank, and a Venture Partner at Atlas Venture, a venture capital firm in London (UK).  He was previously Vice President Licensing, Medical Affairs and Pharmacogenomics at Genset (Paris, France), Vice President, Clinical Development at Ipsen (Paris, France) and Assistant Professor of Medical Oncology at Institut Gustave Roussy (Paris, France).  Dr. Thomas has been a director of the Company since 2007.

Gilbert Wenzel, Ph.D. - Director

Dr. Wenzel is currently Chairman and Chief Executive Officer of Wenzel Healthcare Services AG, an investment company focused on investing in innovative healthcare delivery models in Europe. He is also the founder of QUISISANA AG, which imports, registers and commercializes generics for private label use by pharmacy chains and insurance companies in Europe. Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Company since March 2001.

Tryon M. Williams, B.Sc. (Math) - Director

Mr. Williams is the Executive Chairman, and director of Bingo.com, Ltd., an internet technology company and Chairman and director of CellStop International Ltd., an automobile security device manufacturer.  From 1993 to 2007, Mr. Williams was Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is also a director of several other private corporations. Mr. Williams has been a director of the Company since November 1995.

Officers

The name, municipality of residence, age as of the date hereof and position with us of each of the current officers are set forth below.

Name	Age	Position

Wendy Chapman Erin, Ontario	46	Vice-President, Clinical Operations

Nick Glover Salt Spring Island, British Columbia	42	President and Chief Executive Officer

Mark Kowalski Winchester, USA	56	Chief Medical Officer and Vice-President, Regulatory Affairs

Vincent Salvatori Victoria, British Columbia	59	President and Chief Operating Officer, CIMYM BioSciences Inc.

James Smith Toronto, Ontario	41	Vice-President, Corporate Communications

Leonard Vernon Nobleton, Ontario	67	Vice-President, Finance and Administration

Ernest Wong Broomfield, USA	43	Vice-President, Business Development

Wendy Chapman – Vice-President, Clinical Operations

Ms. Chapman joined the Company in 2010. Prior to joining, she was the Chief Operating Officer and Vice President of Clinical Operations at Viventia Biotechnologies, an oncology biopharmaceutical company specializing in the discovery and development of targeted monoclonal antibodies.  At Viventia, Ms. Chapman was responsible for the execution of all corporate operational initiatives, provided strategic input to clinical development plans, and oversaw the planning and implementation of all clinical trials.  Ms. Chapman has more than 20 years of experience in clinical drug development at several pharmaceutical and contract research organizations in Canada and the U.S. including Bayer, AstraZeneca and MDS.  Prior to joining Viventia, Ms. Chapman was the Canadian Business Unit Head for AAI Pharma.

Mark Kowalski – Chief Medical Officer and Vice-President, Regulatory Affairs

Dr. Kowalski joined the Company in 2010.  Prior to joining YM, Dr. Kowalski was the Chief Medical Officer and Vice President of Medical/Regulatory Affairs at Viventia Biotechnologies Inc., a biopharmaceutical company involved in the discovery and development of monoclonal antibody-based technologies for the treatment of cancer.  Prior to Viventia, he was the Senior Director of Medical Affairs at AAIPharma Inc.  Dr. Kowalski has extensive experience in Phase I through Phase IV drug development and clinical trials in a wide variety of therapeutic areas including oncology, urology, infectious diseases, analgesia, allergy, rheumatology and cardiovascular diseases.  His past experience also includes basic scientific research on the molecular biology of HIV as well as clinical practice in Internal Medicine. Dr. Kowalski holds a B.A. from Rutgers University and an M.D. and Ph.D. from the University of Kansas School of Medicine. He completed his postgraduate training in Internal Medicine and Infectious Diseases at Duke University and Harvard Medical School.

Vincent Salvatori, Ph.D. - President and Chief Operating Officer, CIMYM Biosciences Inc.

Dr. Salvatori has been an officer of the Company since 2002 and is an experienced drug development executive with an accomplished background in the pharmaceutical and biotechnology industry. He has more than 27 years of experience in all aspects of drug development, corporate operations and external collaborations. Dr. Salvatori most recently held the position of Senior Vice President of Clinical Operations for Bioniche Life Sciences Inc. from May 1998 to July 2002. He was previously at StressGen Biotechnologies Corporation from January 1995 to April 1998 where he held the positions of Chief Operating Officer and Vice President of Research and Development, subsequently appointed to Senior Vice President. In this capacity, Dr. Salvatori was responsible for corporate operations, strategic management and clinical/regulatory development. Prior to joining StressGen, Dr. Salvatori was the Senior Director of Program Management at QLT PhotoTherapeutics Inc. from June 1990 to December 1994 and held various positions at Boehringer Ingelheim (Canada) Ltd. from April 1982 to June 1990.

James Smith – Vice-President, Communications

Mr. Smith joined the Company in 2011. Prior to joining YM, Mr. Smith was Vice President, Healthcare at TMX Equicom, a leading investor relations consulting firm. In his ten years at Equicom, he worked with numerous biotechnology, healthcare services and pharmaceutical companies providing strategic insight and communications counsel. Prior to his role at Equicom, Mr. Smith provided consulting services to a venture capital firm, working closely with its investee biotechnology companies and evaluating new investment opportunities. He also conducted research for eight years primarily focused on animal cell culture. He has a Bachelor’s degree in Engineering Chemistry and a Master’s degree in Biochemical Engineering from Queen’s University.

Leonard Vernon, B.Sc., C.A. – Vice-President, Finance and Administration

Mr. Vernon has been an officer of the Company since 1997. He has held senior financial positions with a number of organizations both public and private. Prior to joining YM as an officer in July 1997, Mr. Vernon was an independent consultant working with senior management in a variety of industries. Prior to 1992 he was Vice-President, Finance and Administration of Unitel Inc., now Allstream Inc., a major Canadian telecommunications company.   Mr. Vernon earned a B.Sc. in 1968 and was awarded his C.A. in 1972 with Clarkson Gordon & Co. (now Ernst & Young llp).

Ernest Wong – Vice-President, Business Development

Dr. Wong joined the Company in 2010.  He has more than 15 years of experience working for biotechnology and pharmaceutical companies in business development, drug discovery and clinical development strategy.  Prior to joining, he held business development and global development project leadership positions at OSI Pharmaceuticals.  He has negotiated and executed a variety of deal transactions, which include the out-licensing of clinical programs, the in-licensing of research technologies and the establishment of multi-year R&D collaborations.  His global business experience includes the execution and management of partnerships with academic research institutions, biotechnology and pharmaceutical companies in Europe, North America and China.  In addition to his business development roles, Dr. Wong has been the project leader for two oncology clinical programs, which included a first-in-class kinase inhibitor in Phase III development. Dr. Wong holds a PhD in chemistry from the University of British Columbia and an MBA from the Leeds School of Business at the University of Colorado.  He has authored and co-authored numerous scientific papers and is a named inventor on multiple patents.  Dr. Wong also holds the Certified Licensing Professional (CLP™) designation from the Licensing Executive Society.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer is, as at the date of this annual information form, or has been, within 10 years before the date of the information circular, a director, chief executive officer or chief financial officer of any company (including our Company) that, while that person was acting in that capacity,

1.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, with the exception of Thomas Allen.  Mr. Allen is a former director of Thomas Weisel Partners Group, Inc. (“TWPG”). On April 28, 2010, the U.S. Financial Industry Regulatory Authority (“FINRA”) commenced an administrative proceeding against TWPG. FINRA’s complaint related to a transaction on January 29, 2008 in which approximately $15.7 million in auction rate securities were sold from TWPG’s account to the accounts of three customers, and charged TWPG with violations of various FINRA Rules and Section 10(b) of the United States Securities Exchange Act of 1934, as amended and SEC Rule 10b-5. On July 1, 2010, TWPG was acquired by Stifel Financial Corp. and ceased to be a public company, and Mr. Allen ceased to be a director; or

2.
was subject to an event that resulted, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director, executive officer or a shareholder holding a sufficient number of securities of our Company to affect materially the control of our Company:

1.
is, at the date of this annual information form, or has been within the 10 years before the date of this annual information form, a director or executive officer of any company (including our Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; with the exception of Thomas Allen. Mr. Allen was previously a director and secretary of Unisphere Waste Conversion Ltd. (“Unisphere”), a company listed on the TSX Venture Exchange.  By press release dated February 1, 2005, Unisphere indicated it was unable to make its current payments or pay off any indebtedness and that discussions with secured debenture holders of Unisphere were ongoing.  Unisphere’s wholly-owned subsidiary, Unisphere Tire Recycling Inc., filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).  On February 9, 2005, Mr. Allen resigned as a director and secretary of Unisphere.  Effective February 14, 2005 trading in the shares of Unisphere was suspended by the TSX Venture Exchange due to the failure to maintain exchange requirements, as Unisphere had less than three directors.  On March 21, 2005, Unisphere filed an assignment in bankruptcy. Mr. Allen has also, until early August 2011, acted as one of three outside directors of a New Hampshire-based private company owned by his step-daughter and her husband.  The company has sought the protection of Chapter 11 under U.S. bankruptcy laws.  The process is on-going.  One of the creditors has made a proposal to creditors which has been approved by the presiding judge; or

2.
has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Committees of the Board of Directors

Our Board currently has three committees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Pursuant to its written charter, each committee assists and provides advice and recommendations to our Board of Directors.

Audit Committee

The Audit Committee is directly responsible for overseeing our accounting and financial reporting processes and audits of our financial statements, and for the appointment, compensation and oversight of the work of any registered external auditor employed by us (including resolution of disagreements between management of the Company and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and U.S. securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Audit Committee is composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Company. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and U.S. securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a)	each member shall be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 “Audit Committees”;

(b)	at least one member must be “financially sophisticated” under the rules of the American Stock Exchange; and

(c)
at least one member must be an “audit committee financial expert” within the meaning of that term under the U.S. Securities Exchange Act of 1934, as amended, and the rules adopted by the U.S. Securities and Exchange Commission thereunder.

A detailed description of the duties and responsibilities of the Audit Committee can be found in the Audit Committee Mandate, which is attached as Schedule A to this Annual Information Form.

The members of the Company’s Audit Committee are Tryon M. Williams (Chair), Thomas I.A. Allen, Henry Friesen and Gilbert Wenzel.

The Board has determined that Mr. Williams qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F of the U.S. Securities and Exchange Commission (“Form 40-F”)) because of his experience as Chairman, CEO and director of Bingo.com Ltd., Chairman and director of CellStop International Ltd. and as an Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is “independent” within the meaning of such term in the rules of the NYSE Amex.

Compensation Committee

The Compensation Committee is comprised of a minimum of three directors who, other than a non-executive Chair, may not be executive officers or employees of the Company or any of its affiliates.   The members of the Company’s Compensation Committee are Mark Entwistle (Chair), Thomas I.A. Allen, Philip Frost and François Thomas.

Nominating and Corporate Governance Committee

The Committee is comprised of a minimum of three directors, none of whom is an officer or an employee of the Company, other than a non-executive chair. Each Committee member shall satisfy the independence and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.  The members of the Company’s Nominating and Corporate Governance Committee are Thomas I.A. Allen (Chair), David Allan, Philip Frost and Tryon M. Williams.

Share Ownership

The following table sets out details of our shares and options that are directly or indirectly owned or controlled by directors and executive officers as at June 30, 2011, based on 116,681,948 common shares issued and outstanding on such date.

Name	Number of Common Shares		Percentage of Common Shares Outstanding	Common Shares Held Under Option	Exercise Price	Expiration Date

David G.P. Allan	412,881	(1)	*	1,589,502	$0.50-$4.36	30/04/2013 – 28/09/2020

Thomas I.A. Allen	-		-	279,135	$0.50-$3.61	30/04/2013 –28/09/2020

Wendy Chapman	-		-	33,334	$1.37	25/8/2020

Mark Entwistle	-		-	266,940	$$0.50-$3.61	30/04/2013- 28/09/2020

Henry Friesen	-		-	257,245	$0.50-$4.50	30/09/2011 – 28/09/2020

Philip Frost	1,000		*	166,585	$0.50-$1.65	29/07/2017 – 28/09/2020

Nick Glover				320,000	$1.39-$1.65	03/06/2020 – 28/09/2020

Mark Kowalski	-		-	100,000	$1.53	09/09/2020

Vincent Salvatori	-		-	486,626	$0.50-$4.36	30/04/2013 – 28/09/2020

James Smith	-		-	50,000	$2.33	08/02/2021

Francois Thomas	-		-	80,000	$1.58-$1.65	29/09/2017 – 28/09/2020

Leonard Vernon	-		-	539,626	$0.50-$4.36	30/04/2013 – 28/09/2020

Gilbert Wenzel	-		-	169,745	$0.50-$3.61	30/04/2013 – 28/09/2020

Tryon M. Williams	20,100	(2)	*	266,940	$0.50-$3.61	30/04/2013 – 28/09/2020

Ernest Wong	-		-	75,000	$1.53	09/09/2020

* Less than one percent

Notes:

(1)	As of the date hereof, Mr. Allan holds 407,180 common shares after giving effect to a disposition of 5,701 common shares on September 12, 2011.

(2)	As of the date hereof, Mr. Williams holds 55,100 common shares after giving effect to an acquisition of 35,000 common shares completed on September 1, 2011.

As of the date of hereof, the directors and senior officers of YM BioSciences as a group beneficially owned or controlled, directly or indirectly, 433,981 common shares of YM, representing less than one percent of the issued and outstanding voting shares of the Company.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly owned or controlled by another company or by any foreign government.

As at the date hereof, to the knowledge of the directors and officers of the Company, there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, our Common Shares carrying more than 10% of the voting rights attached to all our outstanding Common Shares.

Interests of Management and Others in Material Transactions

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the fiscal year ended June 30, 2011 totalled $84 thousand (2010 - $36 thousand; 2009 – $66 thousand). The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Our Common Shares are traded on the NYSE Amex and the TSX under the symbols “YMI” and “YM”, respectively. The last reported sales price of our Common Shares on the date hereof on the NYSE Amex was US$1.73 and on the TSX was C$1.79.  Our Common Shares were delisted from AIM effective October 26, 2009.  The following table sets forth the high and low per share sales prices for our Common Shares on the NYSE Amex and TSX for the periods indicated.

Market Price

	TSX (C$)			NYSE Amex (US$)
Calendar period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
June 2010	$1.39	$1.18	112,638	$1.34	$1.15	374,329
July 2010	$1.52	$1.20	43,587	$1.47	$1.16	394,351
August 2010	$1.39	$1.18	112,638	$1.52	$1.27	418,794
September 2010	$1.52	$1.20	43,587	$1.70	$1.41	282,301
October 2010	$1.54	$1.34	25,583	$2.11	$1.79	476,701
November 2010	$1.74	$1.47	36,925	$2.12	$1.92	542,570
December 2010	$2.18	$1.80	65,281	$2.38	$1.65	1,663,734
January 2011	$2.16	$1.82	53,140	$2.69	$2.10	1,396,835
February 2011	$2.38	$1.66	146,173	$2.54	$2.32	771,505
March 2011	$2.68	$2.10	118,187	$2.77	$2.50	854,671
April 2011	$2.54	$2.29	31,764	$3.38	$2.49	1,460,509
May 2011	$2.68	$2.45	68,316	$3.65	$3.02	998,073
June 2011	$3.18	$2.39	102,148	$3.77	$2.41	1,322,848
July 2011	$2.89	$2.16	27,038	$3.02	$2.35	480,022
August 2011	$2.37	$1.63	59,069	$2.66	$1.62	882,353
September 1, 2011 to September 22, 2011	$2.05	$1.76	19,690	$2.06	$1.70	683,113

Volatility of Common Shares

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the U.S. or other territories, if at all.

Share Capital

Authorized Capital

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As of September 22, 2011, there were 116,711,448 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

The following is a summary of the material provisions attached to the common shares, the Class A preferred shares and the Class B preferred shares.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of our Company on a liquidation, dissolution or winding-up of our Company and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of our Company the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of our remaining property. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or singing or purchase funds.

Class A Preferred Shares and Class B Preferred Shares

The Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the Board of Directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

Stock Option Plan

We have a stock option plan (the “Option Plan”) pursuant to which options to purchase our common shares (“Options”) may be granted.  The material terms of the Option Plan are as follows:

•	The persons eligible to receive Options under the Option Plan are the officers, directors, employees and service providers of the Company.

•
The Board may grant Options to any of the foregoing (an “Eligible Person”), as determined by the Board in its discretion.  At the time of the grant of an Option the Board, in its discretion, must fix the number of shares being optioned to the Eligible Person, the exercise price of the Option, the time when the Option is exercisable (including any vesting provisions) and the expiration date of the Option.

•	The maximum number of common shares available for issuance under the Option Plan is a rolling number equal to 15% of the number of common shares issued and outstanding on the particular date of grant.

•
The number of common shares that may be reserved for issuance to our insiders (as defined in the Securities Act (Ontario)) and any affiliate and subsidiary thereof (collectively, “Insiders”) pursuant to the Plan, may not exceed 10% of the then-outstanding issue.

•	In any one-year period, Options that may be granted to any Insider, and such Insider’s associates, shall not exceed 5% of the outstanding issue.

•
The exercise price of an Option may not be less than the market price of the common shares on the date on which the grant of the Option is approved by the Board.  For this purpose the market price is the closing price of the common shares on the last trading day preceding the date of grant on which the common shares are traded on the TSX or another exchange on which the common shares are listed.

•	The term of an Option may not exceed 10 years from the date of grant.

•
Once granted, the Options may only be transferred or assigned between an Eligible Person and a related “Employee Corporation” (as defined in the Option Plan) provided the assignor gives notice to the Company prior to assignment.

•	The number of common shares that may be issued to any one person under the Option Plan shall not exceed 5% of the outstanding common shares.

•
An Option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such Option ceasing to be an Eligible Person, except in the following circumstances:

o
If, before the expiry of an Option in accordance with the terms thereof, an optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Company, or his or her resignation or failure to be re-elected as a director of the Company, then the optionee may:

a)
exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the compensation committee, which consent may be withheld in the Company’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the optioned shares as the Board or the compensation committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase pursuant to the Option had the optionee’s status as an Eligible Person been maintained for the term of the Option.

o	If an optionee dies before the expiry of an Option in accordance with the terms thereof, the optionee’s legal representative(s) may, subject to the terms of the Option and the Option Plan:

a)
exercise the Option to the extent that the optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the compensation committee, exercise at any time up to and including, but not after, a date one year following the date of death of the optionee, a further Option to purchase all or any of the optioned shares as the Board or the compensation committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee survived.

•
The Company has no security purchase agreement or stock appreciation rights plan.  The Compensation Committee has authority to and may from time to time consider the implementation of such other equity incentive plans.

•
By its terms, the Option Plan may be amended by the Board without the consent of the shareholders, for limited purposes such as amendments necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; amendments respecting the administration of the Option Plan and eligibility for participation under the Option Plan; amendments respecting the terms and conditions on which Options may be granted pursuant to the Option Plan, including provisions relating to the option price, the option period and the vesting schedule; and amendments that are of a housekeeping nature.

•	The Board may terminate the Option Plan at any time.

Shareholder Rights Plan

We entered into a shareholder rights plan effective November 28, 2007, upon the expiry of our previous shareholder rights plan (the “Rights Plan”).  The Rights Plan was not implemented in response to, or in anticipation of an acquisition or take-over bid of the Company.  The Rights Plan has been reconfirmed by the shareholders of the Company at the annual and special meeting of the shareholders held on November 18, 2010.

Many Canadian public companies continue to have shareholders rights plans in effect.  These plans have as their objectives provided shareholders of the companies involved, and the board of directors of such companies, with the time necessary to ensure that, in the event of a take-over bid for their corporations, alternatives to the bid are explored and developed which may be in the best interest of the particular corporation and its shareholders.  Securities legislation in Canada currently permits a take-over bid to expire in 35 days.  The Board of Directors is of the view that this is not sufficient time to assess a take-over bid, were such a bid to be made, and if the Board of Directors deems appropriate, to explore and develop alternatives in the best interests of the Company and its shareholders.  In the event that competing bids emerge, the Board of Directors also believes that current securities legislation in Canada does not provide a sufficient minimum period of time for a board of directors to assess a competing offer or for shareholders to make a reasoned decision about the merits of the competing bids.  The Rights Plan is not intended to prevent a take-over bid or deter offers for the common shares or any other voting securities of the Company that might be issued in the future.  It is designed to encourage anyone seeking to acquire control of the Company to proceed either by way of a “Permitted Bid” (as described below), which requires a take-over bid to satisfy certain minimum standards designed to promote the fair treatment of all holders of the voting shares, or with the concurrence of the Board of Directors.

The following is a brief summary of the principal terms of our Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement, which is filed herewith as an Exhibit and incorporated by reference herein.  All capitalized terms used but not defined herein are defined in the Rights Plan Agreement.

Term

The term of the Rights Plan ends on the date of the Company’s Annual Meeting of Shareholders to be held in 2017, subject to ratification by the Company’s shareholders every three years, at which time the Rights (as defined below) will expire unless they are earlier terminated, redeemed or exchanged by the Board of Directors of the Company.

Distribution of Rights

To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights (the “Rights”) to the then-current shareholders of the Company at the rate of one Right for each common share outstanding as of the time of the termination of business at the Company’s annual and special meeting of shareholders held on November 28, 2007 (the “Record Time”).  In addition, one Right has been, and will continue to be, issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights.  The Rights Plan Agreement provides for the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

Exercise of Rights

The Rights will trigger (i.e. separate from the Company’s common shares) and will become exercisable eight trading days (the “Separation Time”) after a person (an “Acquiring Person”) has acquired 20% or more of, or commences or announces a take-over bid for, the Company’s outstanding common shares (defined to include the common shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below).  The acquisition by an Acquiring Person of 20% or more of the Company’s outstanding common shares is referred to as a “Flip-in Event”.

Any Rights held by an Acquiring Person will become void upon the occurrence of the Flip-in Event.  By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s common shares to do so by way of a Permitted Bid or a Competing Permitted Bid, or to make a take-over bid that the Board of Directors considers to represent the full and fair value of the Company’s common shares.

Prior to the Rights being triggered, they will have no value and no dilutive effect on the Company’s common shares.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by a legend imprinted on the Company’s common share certificates and will not be transferable separately from the common shares.  Common share certificates are not required to be exchanged in order for a shareholder to be entitled to the Rights.  A legend will be imprinted on all new certificates issued by the Company.  From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company’s common shares.

Rights of Rights Holders

No holder of Rights is entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any common share or other share or security of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall the holding of a Right be construed or deemed to confer upon the holder of any Right any of the rights, titles, benefits or privileges of a holder of common shares or any other shares or securities of the Company, any right to vote at any meeting of shareholders of the Company, or any right to consent or withhold consent to any action of the Company.

Flip-in Event

A “Flip-in Event” will be triggered if a transaction occurs pursuant to which a person becomes an Acquiring Person (as defined in the Rights Plan).  Upon the occurrence of the Flip-in Event, each Right (except for Rights Beneficially Owned (as defined in the Rights Plan) by the Acquiring Person and certain other persons specified below) will provide the right to purchase from the Company upon exercise of the Right, in accordance with the terms of the Rights Plan, the number of common shares of the Company having an aggregate Market Price (as calculated under the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined below) for an amount in cash equal to the Exercise Price.  Accordingly, if one assumes a market price of $10 per share, then a shareholder could purchase for $50.00 ten shares, effectively acquiring the shares at half of the current market price, with the effect that the Acquiring Person may suffer substantial dilution of its interest in the Company.

The Rights Plan provides that Rights that are Beneficially Owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, including an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Company’s common shares.

Acquiring Person

An “Acquiring Person” is a person who Beneficially Owns (as defined in the Rights Plan) 20% or more of the outstanding voting shares of the Company.  An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of 20% or more of the outstanding voting shares of the Company as a result of Permitted Bids, Competing Permitted Bids and certain other exempt transactions.

Exercise Price and Anti-Dilution Adjustments

The “Exercise Price” of a Right is, as of any date, the price at which a holder may purchase the common shares issuable upon exercise of one whole Right.  Until that price is adjusted under the terms of the Rights Plan, the Exercise Price will be $200.00.

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right and the number of Rights outstanding are subject to adjustment from time to time upon certain events, including:

1.
if there is a dividend paid or payable in common shares or securities exchangeable for or convertible into or giving a right to acquire common shares or other securities, other than the issue of common shares or such other securities to holders of common shares in lieu of, but not in an amount that exceeds the value of, regular periodic cash dividends;

2.	a subdivision or consolidation of the common shares into a greater or lesser number of common shares, as the case may be;

3.
the issuance of any common shares or securities exchangeable for or convertible into or giving a right to acquire common shares or other securities in respect of, in lieu of or in exchange for existing common shares, except as otherwise permitted under the Rights Plan; or

4.
if the Company fixes a record date for the distribution to all holders of common shares of evidences of indebtedness, cash (other than a regular periodic cash dividend paid in common shares, but including any dividend payable in securities other than common shares), assets or subscription rights, options or warrants (other than securities referred to in the following paragraph), at a price per common share that is less than 90% of the Market Price per common share on the second trading day immediately preceding such record date; and

5.
if the Company fixes a record date for the distribution to all holders of common shares of certain rights, options or warrants to acquire common shares or securities convertible into or exchangeable for or carrying a right to purchase common shares at a price per common share less than 90% of the Market Price per common share on such record date.

No adjustment to the Exercise Price is required unless the adjustment, together with all other adjustments that have not been made as of such time as a result of this de minimis exception, would require an increase an increase or decrease in the Exercise Price of at least 1%.

Permitted Bids and Competing Permitted Bids

A Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A “Permitted Bid” is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

1.	the bid must be made to all holders of record of common shares;

2.	the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

3.
take-up and payment for shares may not occur unless the bid is accepted by persons holding more than 50% of the outstanding common shares (excluding, among others, shares held by the person responsible for triggering the Flip-in Event or any person that has announced an intention to make, or who has made, a takeover bid for the shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons);

4.	shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

5.
if the bid is accepted by the requisite percentage specified in clause (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A “Competing Permitted Bid” is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by applicable law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid must be approved by the Board of Directors and may be taken directly to the shareholders of the Company.  Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Redemption and Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all, but not less than all, of the Rights at a redemption price of C$0.0001 per Right (the “Redemption Price”), appropriately adjusted in certain events.  Rights will be deemed to be automatically redeemed at the Redemption Price where a person that has made a Permitted Bid, a Competing Permitted Bid or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company’s shares under the terms of the bid.  If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.  Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding.  The Board of Directors may also waive the application of the Rights Plan to a Flip-in Event that occurs through inadvertence, subject to the “inadvertent” Acquiring Person reducing its holding of the Company’s shares within an agreed time.  Other waivers of the Rights Plan will require shareholder approval.

Shareholder Approval

The Rights Plan must be ratified by a majority of the votes cast at the Company’s applicable shareholder meeting by shareholders present or voting by proxy.  In addition, The Toronto Stock Exchange requires the Rights Plan to be ratified by shareholders within six months of the date of adoption of the Rights Plan by the Board of Directors. The Rights Plan will be subject to further ratification by the Company’s shareholders every three years

Amendment

Amendments or supplements to the terms of the Rights Plan (other than to fix clerical errors or to maintain the Rights Plan’s validity as a result of changes in legislation) require shareholder approval.  Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

AUDIT FEES

During the years ended June 30, 2011 and 2010, we were billed the following fees by our external auditors, KPMG LLP:

	Fees Billed
Service	2011	2010

Audit Fees	$618,000	$612,500
Audit-Related Fees	48,500	Nil
Tax Fees	$80,500	$20,000
All Other Fees	Nil	Nil
Total Fees Billed	$747,000	$632,500

Audit Fees.  Audit fees consist of fees for the audit of the Company’s annual financial statements and internal control over financial reporting, or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of the aggregate fees billed for assurance and related services, including conversion to IFRS and assistance with compliance with Section 404 (internal controls) of the Sarbanes-Oxley Act of 2002, that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

Tax Fees.  Tax fees consist of fees for tax advisory services, such as the preparation of income tax returns for the Company and its subsidiaries in Canada and the United States and for services in regard to tax planning, tax advice, tax compliance, capital taxes and sales taxes.

Pre-Approval Policies and Procedures

The Board of Directors has established a written mandate for the audit committee, a copy of which is attached hereto as Schedule “A”. The Audit Committee follows the policies and procedures for the pre-approval of services to be provided by our external auditors set out in the mandate, which require Audit Committee pre-approval of all permitted audit, audit-related, tax and non-audit services.

Under these policies, all permitted services to be provided by our external auditors must be pre-approved by the Audit Committee or a designated member of the Audit Committee.  Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.  The pre-approval of services may be given at any time up to one year before commencement of the specified service.

Of the fees reported above, none of the fees billed by our external auditors were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the U.S. Securities and Exchange Commission.

INDEPENDENCE OF EXPERTS

The Company’s auditors are KPMG, who have prepared an independent auditors' report in respect of the Company’s consolidated financial statements with accompanying notes for the year ended June 30, 2011. KPMG has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

LEGAL PROCEEDINGS

We are not a party to any material pending legal or arbitration proceedings and is not aware of any material contemplated legal proceedings to which we may be a party.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Canada and in the United States is Mellon Investor Services LLC at its principal offices in Ridgefield Park, New Jersey.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following is the only material contract entered into by the Company since the beginning of the financial year ending ended June 30, 2011, that is still in effect:

1.
The Company is party to a controlled equity offering sales agreement dated April 23, 2010 between the Company and Cantor Fitzgerald & Co. (CF&Co.) relating to the sale of up to 7,750,000 common shares of the Company by means of “at-the-market” distributions.  To compensate CF&Co for their services in acting as agent or as principal in the sale of common shares, the Company will pay commission equal to 5.0% of the first aggregate gross proceeds of US$5 million from sales made pursuant to the sales agreement.  Thereafter the Company will pay a commission equal to 3.0% of any subsequent gross proceeds.  Unless earlier terminated by the Company, the offering of common shares pursuant to the sales agreement will terminate upon the earlier of (i) the sale of all common shares subject to the agreement by CF&Co, and (ii) October 16, 2011.

In the ordinary course of our business, we enter into licenses for products which we develop; however, because of the immateriality of such licenses to us, they are not referenced here. The licenses for these products are more fully described in this annual information form under the heading “Business Overview - Licensing Arrangements”.

ADDITIONAL INFORMATION

Additional information, including directors’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if any, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed year.

When securities of the Company are in the course of distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of the Company’s securities, the Company will provide the following documents to any person or company upon request to the Corporate Secretary of the Company:

1.	a copy of this annual information form, together with a copy of any document or the pertinent pages of any document incorporated by reference in this annual information form;

2.	a copy of our Financial Statements, together with the accompanying auditors’ report as well as copies of any subsequent interim financial statements that we have filed;

3.	a copy of our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors;

4.	a copy of any material contract not entered into in the ordinary course of business; and

5.	a copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.

At any other time, a copy of the documents referred to in subsections 1, 2, 3, 4 and 5 above may be obtained from our Corporate Secretary, however, a reasonable fee may be charged if the request is made by a person or company who is not a shareholder of YM.

All requests for the above-mentioned documents must be addressed to:

YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario
L4W 4Y4

Attention:	Secretary
Telephone:	(905) 629-9761
Fax:	(905) 629-4959
e-mail:	ir@ymbiosciences.com
Web Page:	www. ymbiosciences.com

SCHEDULE A

AUDIT COMMITTEE MANDATE

1.           General

The board of directors (the “Board”) of YM BioSciences Inc. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the audit committee (the “Audit Committee”). For the purpose of these terms of reference, the term “Corporation” shall include the Corporation and its subsidiaries.

The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation, the fraud programs and controls, and audits of the financial statements of the Corporation. The Audit Committee shall also be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.           Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a)	each member shall be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 “Audit Committees”;

(b)	at least one member must be “financially sophisticated” under the rules of the American Stock Exchange; and

(c)
at least one member must be an “audit committee financial expert” within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder.

3.           Meetings

The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and related management discussion and analysis. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4.           Committee Charter

The Audit Committee shall have a written charter that sets out its mandate and responsibilities and the Audit Committee shall review and reassess the adequacy of such charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

5.           Duties of the Audit Committee:

The Audit Committee shall have the following duties:

Financial Information and Reporting

1.
The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, the annual and interim financial statements of the Corporation and related financial reporting contained in all public disclosure documents, including all press releases, annual reports, annual information forms, management’s discussion and analysis and offering documents containing such financial results.

2.
The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, any financial statements or results of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus, press release or other public disclosure document of the Corporation.

3.
The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to in clause (a)(i) above), and periodically assess the adequacy of such procedures.

Internal Controls

4.	The Audit Committee shall review, as appropriate, the Corporation’s internal system of audit controls and the results of internal audits.

5.
The Audit Committee shall establish procedures for the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

6.	The Audit Committee shall oversee the assessment of fraud risk performed by management.

External Auditors

7.
The Audit Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.
The external auditor shall report directly to the Audit Committee and the Audit Committee should have a clear understanding with the external auditor that such external auditor must maintain an open and transparent relationship with the Audit Committee, and that the ultimate accountability of the external auditor is to the shareholders of the Corporation.

9.
The Audit Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and the compensation of the external auditor.

10.	The Audit Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law.

11.
The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to consider any matter which the Audit Committee or external auditor believes should be brought to the attention of the Board or the shareholders of the Corporation.

12.	The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to review and discuss a report from the external auditor at least quarterly regarding:

(a)	all critical accounting policies and practices to be used

(b)	the potential for fraud

(c)
all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor, and

(d)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

Pre Approval of Non-Audit Services

13.	The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.

Complaints procedure

14.
The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

15.
The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

Reporting

16.
The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

6.           Authority to engage independent counsel and advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the audit committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of compensation (a) to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report, and (b) to any advisers employed by the Audit Committee.